# PROXY
## STATEMENT

2021

**Meta**
**Financial Group®**



**META FINANCIAL GROUP, INC.**
5501 SOUTH BROADBAND LANE
SIOUX FALLS, SOUTH DAKOTA 57108
(605) 782-1767

# MESSAGE FROM OUR CEO

**Brett L. Pharr**
**Chief Executive Officer**

JANUARY 13, 2022



**"As Chief Executive Officer of Meta Financial, I want to express my appreciation for your confidence and support."**

Dear Fellow Stockholders:

On behalf of the Board of Directors (the "Board") and management of Meta Financial Group, Inc. ("Meta Financial"), I am pleased to inform you that our Annual Meeting of Stockholders (the "Annual Meeting") will be held at 9:00 a.m., Central Standard Time, on Tuesday, February 22, 2022. The Annual Meeting will again be held virtually via the Internet for the safety of our directors, employees and stockholders in light of the ongoing COVID-19 pandemic.

Details regarding the business to be conducted at the Annual Meeting are described in this proxy statement and in the "Notice of Internet Availability of Proxy Materials" (the "Notice") that you received in the mail. We have also made available a copy of our Annual Report to Stockholders, which includes our Annual Report on Form 10-K. At the Annual Meeting, we will report on Meta Financial's operations and outlook for the year ahead.

You are invited to attend the meeting. Whether or not you plan to attend the Annual Meeting, please read the accompanying proxy statement and then vote as promptly as possible. This will save us the additional expense of soliciting proxies and will ensure that your shares are represented at the meeting. You may vote over the Internet, as well as by telephone, or, if you requested to receive printed proxy materials, by marking, signing, dating and returning your proxy card. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

**Regardless of the number of shares you own, your vote is very important. Please act today.**

The Board and management are committed to our mission of providing financial inclusion for all while generating solid returns on your investment. As Chief Executive Officer of Meta Financial, I want to express my appreciation for your continued confidence and support.

Very truly yours,

*Brett L. Pharr*



# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

**DATE: Tuesday, February 22, 2022**

**TIME: 9:00 a.m., Central Standard Time**

**ACCESS: The Annual Meeting of Stockholders (the "Annual Meeting") can be accessed virtually at: www.virtualshareholdermeeting.com/CASH2022**

**At the Annual Meeting, stockholders will be asked to:**

- Elect three directors for a term of three years until their successors are elected and duly qualified;
- Approve, by a non-binding advisory vote, the compensation of our "named executive officers"; and
- Ratify the appointment by the Board of Directors of the independent registered public accounting firm Crowe LLP as the independent auditors of Meta Financial's financial statements for the fiscal year ending September 30, 2022.

**The Board of Directors of Meta Financial (the "Board") recommends that you vote "FOR" the election of each of the nominated directors, "FOR" the non-binding advisory vote to approve the compensation paid to our named executive officers, and "FOR" the ratification of the appointment of the independent registered public accounting firm Crowe LLP.**

We are not aware of any other business to come before the meeting.

The record date for the Annual Meeting is December 30, 2021. Only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Regardless of the number of shares you own, your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. Your proxy will not be used if you attend and vote at the Annual Meeting, and you may change or revoke your proxy selection at any time before the Annual Meeting.

We have determined that the Annual Meeting will again be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. If you plan to attend the virtual meeting, please see "Information About the Annual Meeting" on page 6. Stockholders will be able to attend, vote and submit questions (both before, and for a portion of, the meeting) from any location via the Internet.

Thank you for your continued interest and support.

> **Important Notice Regarding the Availability of Proxy Materials for the 2022 Annual Meeting of Stockholders to be Held on February 22, 2022:** Meta Financial's Notice of Internet Availability of Proxy Materials, Proxy Statement, and Annual Report to Stockholders, including Meta Financial's Annual Report on Form 10-K for the fiscal year ended September 30, 2021, are available at www.proxydocs.com/CASH.
>
> We first mailed the Notice of Internet Availability of Proxy Materials, in lieu of a paper copy of this proxy statement, to our stockholders on or about January 13, 2022.

By Order of the Board of Directors,

*Brett L. Pharr*

**Brett L. Pharr**
*Chief Executive Officer*
Sioux Falls, South Dakota
January 13, 2022

---

### REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.



**INTERNET**
Go to www.proxyvote.com. You must have the control number from your proxy card to vote your shares via the Internet.



**TELEPHONE**
Call 1-800-690-6903 toll-free. You must have the control number from your proxy card to vote your shares by telephone.



**MAIL**
If you received printed proxy materials, you can vote by written proxy card. Enter your selections, sign and date your proxy card and mail it back in the postage-paid envelope provided.



**IN PERSON**
Attend the Annual Meeting and vote your shares via the Internet. This is the only method of voting during the Annual Meeting.

Stockholders who attend the Annual Meeting by following the instructions to join the virtual meeting described on page 56 will be considered to be attending the Annual Meeting "in person." Please see page 56 for more information about how to vote and how to attend the Annual Meeting.

# TABLE OF CONTENTS



# PROXY STATEMENT SUMMARY

## Introduction

The Board of Directors (the "Board") of Meta Financial Group, Inc. ("Meta Financial") is using this proxy statement to solicit proxies from the holders of its common stock, par value $0.01 per share (the "Common Stock") for use at Meta Financial's Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights certain information contained in the proxy statement for the Annual Meeting. We encourage you to read the entire proxy statement before you vote.

Certain information provided in this proxy statement relates to MetaBank, N.A., which is a wholly-owned subsidiary of Meta Financial ("MetaBank," together with Meta Financial, "Meta").

## Information About the Annual Meeting

### Time and Place

Our Annual Meeting will be held as follows:

| | | |
|---|---|---|
| **DATE:** February 22, 2022 | **TIME:** 9:00 a.m., Central Standard Time | **ACCESS:** www.virtualshareholdermeeting.com/CASH2022 |

### Matters to be Considered

At the Annual Meeting, stockholders of Meta Financial will be asked to consider and vote on the following proposals:

| Proposal | Board's Recommendation | Page Reference |
|---|---|---|
| **1. Elect three directors for a term of three years until their successors are elected and duly qualified** | ⊘ FOR | 10 |
| **2. Approve, by a non-binding advisory vote, the compensation of our named executive officers** | ⊘ FOR | 30 |
| **3. Ratify the appointment of Crowe LLP as Meta Financial's independent registered public accounting firm** | ⊘ FOR | 54 |

We may also transact any other business that may properly come before the Annual Meeting. As of the date of this proxy statement, we are not aware of any business to be presented for consideration other than the matters described in this proxy statement.



### What's New?

We are providing information about the diversity of our Board members, a new director onboarding program, and the evolution of our Board self-evaluation process. We have also expanded our Environmental, Social and Governance (ESG) disclosures.

# Directors

| Name | Age | Principal occupation | Director since | Independent | Committees |
|---|---|---|---|---|---|
| **Director nominees whose terms expire in 2025** | | | | | |
| Elizabeth G. Hoople | 63 | Financial services consultant, Bank On Marketing | 2014 | ✓ | • Compensation<br>• Nominating (chair) |
| Ronald D. McCray | 64 | Advisor, RLJ Equity Partners | 2021 | ✓ | • Compensation<br>• ESG |
| Brett L. Pharr | 60 | CEO of Meta Financial | 2021 | | • None |
| **Directors whose terms expire in 2023** | | | | | |
| Douglas J. Hajek<br>*Chairperson of the Board* | 72 | Of Counsel, Davenport, Evans, Hurwitz & Smith, LLP | 2013 | ✓ | • None |
| Michael R. Kramer | 78 | Member, Dickinson Wright, PLLC | 2018 | ✓ | • ESG (chair) |
| Kendall E. Stork | 68 | Retired Sioux Falls Site President, Citibank | 2016 | ✓ | • Audit (chair) |
| **Directors whose terms expire in 2024** | | | | | |
| Frederick V. Moore | 65 | Executive Search Consultant, AGB Search | 2006 | ✓ | • Compensation (chair)<br>• Nominating |
| Becky S. Shulman<br>*Vice Chairperson of the Board* | 57 | President and Chief Operating Officer, Card Compliant, LLC | 2016 | ✓ | • Audit<br>• ESG |
| Lizabeth H. Zlatkus | 63 | Retired Chief Risk Officer/Chief Financial Officer, The Hartford Financial Services Group | 2021 | ✓ | • Audit<br>• Nominating |

## Corporate Governance Highlights

**THE BOARD IS COMMITTED TO EXERCISING GOOD CORPORATE GOVERNANCE PRACTICES. THIS INCLUDES:**

- ⊘ Independent Chairperson of the Board
- ⊘ Chairperson and Chief Executive Officer ("CEO") positions are separate
- ⊘ Each standing committee composed exclusively of independent directors
- ⊘ Regular committee meetings throughout the year, including executive session without management present
- ⊘ Stock ownership guidelines for our Executive Officers and Board of Directors
- ⊘ A robust clawback policy
- ⊘ 98% Board and committee meeting attendance for each director in fiscal year 2021
- ⊘ Active stockholder engagement program
- ⊘ Annual Board and Committee self-evaluations



**6** NEW DIRECTORS IN THE LAST SIX YEARS



**8** INDEPENDENT DIRECTORS



**33.3%** FEMALE DIRECTORS



**5.6** YEARS AVERAGE TENURE FOR CONTINUING INDEPENDENT DIRECTORS

  

- ● <4 years
- ● 4-8 years
- ● 9+ years

**88%** 0-8 YEARS

**OUR DIRECTORS AND DIRECTOR NOMINEES HAVE THE RIGHT MIX OF SKILLS AND EXPERIENCE**

**Commercial Finance**

  **3**

**Payments and Prepaid Cards**

  **5**

**Consumer Lending**

  **5**

**Tax Services**

  **1**

**Senior Leadership as an SVP, EVP, President and/or CEO**

  **9**

**Business Development/Mergers and Acquisitions**

  **9**

**Cybersecurity and Information**

  **3**

**Marketing**

  **3**

**Legal and Regulatory**

  **9**

**Strategy**

  **9**

# Executive Compensation Highlights

✓ Balanced compensation philosophy utilizing a mix of cash and equity, short-term and long-term, fixed and variable (at-risk) incentives

✓ 94% support for "Say-On-Pay" vote in 2021

✓ Target executive pay, on average, at the 50th percentile for comparably-sized companies

✓ 75% of CEO's target pay and 56% of other named executive officers' ("NEOs") target pay was variable and at-risk

✓ Actual incentive payouts are commensurate with our fiscal year 2021 financial performance

✓ Implemented a long-term incentive plan for our CEO and CFO with payouts at the end of a three-year performance period

✓ Equity incentives (for NEOs other than the CEO and CFO) vest over multiple years to provide a long-term incentive component to our overall compensation mix

## Effective For Fiscal Year 2022

✓ Further enhanced our focus on creating long-term shareholder value by implementing a long-term incentive plan that is applicable to our CEO and all of our other Executive Officers listed on pages 29 and 33 (the "Executive Officer Team"), directly aligning equity awards for our Executive Officer Team with execution of our business strategy over three-year performance periods

✓ All regular equity awards received by the Executive Officer Team will be long-term and performance-based

## PROPOSAL 1
# ELECTION OF DIRECTORS

Our Board currently consists of ten members. Approximately one-third of the directors are elected annually to serve for three-year terms or until their successors are elected and qualified. All three of our nominees – Elizabeth G. Hoople, Ronald D. McCray and Brett L. Pharr —currently serve as Meta Financial directors. The term of Bradley C. Hanson, Meta Financial's former President and CEO who retired effective September 30, 2021, ends as of the Annual Meeting, and he will not be standing for re-election. On September 7, 2021, the Board approved a resolution to decrease the size of the Board from ten to nine directors, effective as of the Annual Meeting.

The Corporate Governance and Nominating Committee ("Nominating Committee") screens and recommends candidates to serve on our Board. Except as may be required by NASDAQ or SEC rules, there are no specific minimum qualifications for candidates for the Board. Director nominees are selected based on business and professional accomplishments, integrity, demonstrated ability to make independent analytical inquiries, ability to understand Meta Financial's business, relevant expertise and experience, commitment to stockholders, financial acumen, personal character, community involvement, and willingness to devote the necessary time to Board duties. In making its determinations, the Board considers any relevant laws and regulations, as well as other factors deemed important (such as the present composition of the Board). The Nominating Committee will also take into account whether a candidate satisfies the criteria for "independence" under the NASDAQ Listing Rules and, if a nominee is sought for service on the Audit Committee, the candidate's financial and accounting experience, including whether the candidate qualifies as an audit committee financial expert.

We do not have a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Nominating Committee considers diversity of opinions, perspectives, personal and professional experiences, and backgrounds when evaluating potential directors. The Board Diversity Matrix on page 12 sets forth information about the diversity of our Board in the NASDAQ-required format.

The Nominating Committee considers recommendations from a wide variety of business contacts, including current directors, executive officers, community leaders and stockholders as a source for potential Board candidates. The Nominating Committee also may use the services of third-party search firms to assist it in identifying and evaluating possible director nominees. The Board reviews and has final approval of all potential director nominees for election to the Board.

The Nominating Committee will consider candidates recommended by stockholders in accordance with our Stockholder Recommendation of Director Nominees Policy. This policy is available on our website under "Governance—Governance Documents." To recommend a nominee for the Fiscal Year 2023 Annual Meeting of Stockholders, a stockholder must provide certain information as described in the Policy no later than September 20, 2022. If any information is missing or not received on a timely basis, the proposed nominee may not be considered. Any such recommended candidates will be evaluated on the same basis as candidates the Nominating Committee identifies through other channels.

As shown below, our directors and director nominees have a mix of skills and experience that we believe are relevant to Meta Financial's long-term strategy and success.

| Criteria | Hajek | Hoople | Kramer | McCray | Moore | Pharr | Shulman | Stork | Zlatkus |
|---|---|---|---|---|---|---|---|---|---|
| **Commercial Finance** Expertise in commercial finance (such as collateral-based lending, asset-based lending and factoring, equipment leasing, government guaranteed lending, joint ventures, alternative energy and insurance premium financing) and knowledge of key customers and associated risks. | ✓ | | ✓ | | | ✓ | | | |
| **Payments and Prepaid Cards** Expertise in payments and prepaid cards (including prepaid sponsorship, prepaid issuance, ATM acquiring sponsorship and merchant acquiring sponsorship) and knowledge of key customers and associated risks. | ✓ | ✓ | | | ✓ | | ✓ | ✓ | |
| **Consumer Lending** Expertise in consumer credit products and knowledge of key customers and associated risks. | ✓ | ✓ | | | ✓ | ✓ | ✓ | | |
| **Tax Services** Expertise in short-term taxpayer electronic return originator advance loans and knowledge of key partners and associated risks. | | | | | | | ✓ | | |
| **Senior Leadership as an SVP, EVP, President and/or CEO** Outstanding track record as a business leader, preferably as an SVP, EVP, CEO or President. An independent thinker with appropriate stature and style. Experienced at dealing with multiple shareholders. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Business Development/Mergers and Acquisitions** Experience with repositioning businesses for sustained growth and long-term value creation. Track record of driving growth for complex, high performance businesses. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ |
| **Cybersecurity and Information Technology** Solid understanding of information technology systems and developments, either through academia or industry experience and cybersecurity technologies and approaches, either through academia or industry experience. | | | | | | ✓ | ✓ | ✓ | |
| **Marketing** Experience with business-to-business brand marketing. | | ✓ | | | ✓ | | ✓ | | |
| **Legal and Regulatory** Experience working on complex legal issues applicable to the business, including as a credentialed attorney, and knowledge of regulatory issues, OCC, FDIC, government relations and public policy. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Strategy** Experience with strategic planning or strategy development. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

If before the election it is determined that any director nominee is unable to serve, your proxy authorizes a vote for a replacement nominee if our Board names one. At this time, we are not aware of any reason why a nominee might not remain on the ballot until the election. There are no arrangements or understandings between any nominee and any other person pursuant to which such nominee was selected.

The information shown below in our Board Diversity Matrix is based on voluntary self-identification of each member of our Board.

| BOARD DIVERSITY MATRIX (DATED AS OF 10/29/2021) | | | | |
|---|---|---|---|---|
| Total Number of Directors: **9** | | | | |
| | Female | Male | Non-Binary | Did Not Disclose Gender |
| **Part 1: Gender Identity** | | | | |
| Directors | **3** | **6** | — | — |
| **Part 2: Demographic Background** | | | | |
| African American or Black | — | **1** | — | — |
| Alaskan Native or Native American | — | — | — | — |
| Asian | — | — | — | — |
| Hispanic or Latinx | — | — | — | — |
| Native Hawaiian or Pacific Islander | — | — | — | — |
| White | **3** | **5** | — | — |
| Two or More Races or Ethnicities | — | — | — | — |
| LGBTQ+ | — | — | — | — |
| Did Not Disclose Demographic Background | | | | |

 The Board unanimously recommends that you vote "FOR" each of the director nominees.

# Nominees Seeking Election for a Term to Expire in 2025

## ELIZABETH G. HOOPLE

**Age: 63**

**Director since: 2014**

**Term to Expire: 2025**

**Independent Committees:**
- Compensation
- Nominating (chair)

**Other boards:**
- MetaBank (since 2014)

Elizabeth G. Hoople works as a financial services consultant with Bank On Marketing, a consulting firm she formed in March 2013, specializing in business strategy, marketing, and payments product development. She also provides advisory and mentoring services to incubating and startup Fintech businesses. Until March 2013, she served as head of marketing for Wells Fargo for 15 years. She holds several patents for developing "My Spending Report," an online personal financial and budgeting tool for wellsfargo.com. Ms. Hoople previously held management positions with Providian Financial and also with Citigroup, where she introduced the world's first major Photocard product.

### Skills and Experience

The Board believes that the experience, qualifications, attributes, and skills that Ms. Hoople developed through her years of involvement in various capacities in the financial services industry, as well as her service on our Board and various Board committees, enable her to provide the Board extensive expertise regarding Meta Financial's operations and management.

## RONALD D. MCCRAY

**Age: 64**

**Director since: 2021**

**Term to Expire: 2025**

**Independent Committees:**
- Compensation
- ESG

**Other boards:**
- DallasNews Corporation (since 2010)
- Power School Group, LLC (since 2021)
- MetaBank (since 2021)

Since 2015, Mr. McCray has served as an advisor at RLJ Equity Partners, a private equity firm. From 2015 to 2016, Mr. McCray was Chairman, Interim President and Chief Executive Officer of Career Education Corp. (now Perdoceo Education Corporation), from 2007 to 2009 he was Chief Administrative Officer at NIKE, Inc., and from 1987 to 2007 he served in various roles as a lawyer at Kimberly Clark Corporation, including as SVP, Law and Government Affairs and Chief Compliance Officer. Mr. McCray is on the Board of Directors of DallasNews Corporation (formerly A. H. Belo Corporation) and Power School Group, LLC.

### Skills and Experience

The Board believes that Mr. McCray has significant experience and knowledge in the leadership of large organizations, accounting, finance, corporate governance, risk management, operations and marketing, as well as public company board experience. These skills, together with his legal training and experience, serve to strengthen the Board's collective qualifications, skills and experience.

## BRETT L. PHARR

**Age: 60**

**Director since: 2021**

**Term to Expire: 2022**

**Committees:**
- None

**Other boards:**
- MetaBank (since 2021)

Brett Pharr is the Chief Executive Officer of Meta Financial Group and MetaBank. Prior to being appointed to his current role in October 2021, Mr. Pharr was Co-President and Chief Operating Officer from June 2020 to October 2021 and Executive Vice President, Group Head of Governance, Risk and Compliance from February 2019 to June 2020. Before joining Meta, Mr. Pharr served as a consultant from July 2018 to February 2019 and Senior Risk Director at Citizens Bank in the Consumer Division from August 2014 to July 2018. Prior to Citizens Bank, Mr. Pharr worked for 32 years at Bank of America holding a variety of staff and profit and loss roles in the Commercial and Consumer lines of business, Business Transformation, Mergers and Acquisitions and Risk. Mr. Pharr is a member of Meta's Executive Committee.

### Skills and Experience

The Board believes that Mr. Pharr's experience in business leadership and transformation, along with risk and compliance at Meta and other banking institutions, enable him to provide the Board with experience and skills that strengthen the overall effectiveness of the Board.

# Directors Continuing in Office

## DOUGLAS J. HAJEK
### Chairperson

**Age: 72**
**Director since: 2013**
**Term to Expire: 2023**
**Independent Committees:**
- None

**Other boards:**
- MetaBank (since 2013), Chairperson (since 2021)

Douglas J. Hajek has served as of counsel with the law firm of Davenport, Evans, Hurwitz & Smith, LLP since 2000, where he concentrates in corporate and financial services and public finance matters with over thirty years of experience in the practice of law. Previously, Mr. Hajek held management positions in commercial banking at U.S. Bank and two independent banks.

Mr. Hajek serves as vice chair of the South Dakota Building Authority, a bonding authority created to provide low-cost financing for buildings owned by the state of South Dakota. Mr. Hajek was the Vice Chairperson of the Meta Financial and MetaBank Boards from 2019 to 2021.

**Skills and Experience**

The Board believes that the experience, qualifications, attributes, and skills that Mr. Hajek developed through his banking, lobbying, and legal work, as well as his service on our Board and various Board committees, enable him to provide the Board with extensive expertise regarding the regulation, operations, and management of Meta Financial.

## MICHAEL R. KRAMER

**Age: 78**
**Director since: 2018**
**Term to Expire: 2023**
**Independent Committees:**
- ESG (chair)

**Other boards:**
- MetaBank (since 2018)

Michael R. Kramer is a member at the law firm of Dickinson Wright, PLLC, which served as legal counsel to Crestmark Bancorp, Inc. ("Crestmark") from 2004 through Meta Financial's acquisition of Crestmark. Previously, Mr. Kramer was a senior partner at Miro Weiner & Kramer from 1995 to 2004. He has been a lawyer since 1968, concentrating on corporate, real estate, and banking and financial services matters.

Mr. Kramer previously served as Chairperson of the Board of Trustees for Oakland University in Rochester, Michigan.

**Skills and Experience**

The Board believes that the experience, qualifications, attributes, and skills that Mr. Kramer developed providing legal representation to financial institutions, as well as his service on our Board and various Board committees, enable him to provide the Board with extensive expertise regarding the regulation, operations, and management of Meta Financial.

## KENDALL E. STORK

**Age: 68**
**Director since: 2016**
**Term to Expire: 2023**
**Independent Committees:**
- Audit (chair)

**Other boards:**
- MetaBank (since 2016)

Kendall E. Stork retired in 2016 as Sioux Falls Site President for Citibank—a position he held for seventeen years. He was previously the President and CEO of Citibank, South Dakota, where he served on the Board for twelve years, seven of those as Chair.

**Skills and Experience**

The Board believes that the experience, qualifications, attributes, and skills that Mr. Stork developed through his position at Citibank, as well as his strong financial services background and his service on our Board and various Board committees, enable him to provide the Board extensive financial and management expertise.

## FREDERICK V. MOORE

**Age: 65**

**Director since: 2006**

**Term to Expire: 2024**

**Independent Committees:**
- Compensation (chair)
- Nominating

**Other boards:**
- MetaBank (since 2006)

Frederick V. Moore has served as an Executive Search Consultant with AGB Search since July 2017. He also serves on the Executive Advisory Board of Campus Works, (a company that provides consultation technology-based services to higher education)—a post he has held since July 2017. Mr. Moore served as President of Buena Vista University in Storm Lake, Iowa from 1995 until June 2017, when he was named President Emeritus. Before joining Buena Vista University, he worked as a strategic planner, financial analyst, and marketing executive. Mr. Moore is an attorney.

**Skills and Experience**

The Board believes that the experience, qualifications, attributes, and skills that Mr. Moore developed through his position as President of Buena Vista University, as well as his service as Chairperson of the Board and on various Board committees, enable him to provide the Board extensive financial and management expertise.

## BECKY S. SHULMAN
### Vice Chairperson

**Age: 57**

**Director since: 2016**

**Term to Expire: 2024**

**Independent Committees:**
- Audit
- ESG

**Other boards:**
- MetaBank (since 2016), Vice Chairperson (since 2021)
- H&R Block Bank (2009-2015)

Becky S. Shulman is the President and Chief Operating Officer of Card Compliant, LLC ("Card Compliant"), a compliance specialty company serving the prepaid industry. Prior to joining Card Compliant in 2012, Ms. Shulman held several executive positions in the financial services and tax industries, including CFO and Treasurer of H&R Block, Inc. ("H&R Block") and Deputy CFO of LPL Financial. She previously held the position of Chief Investment Officer of U.S. Central Credit Union.

**Skills and Experience**

The Board believes that the experience, qualifications, attributes, and skills that Ms. Shulman developed through her positions at Card Compliant and H&R Block, as well as her service on our Board and various Board committees, enable her to provide the Board extensive financial and management expertise.

## LIZABETH H. ZLATKUS

**Age: 63**

**Director since: 2021**

**Term to Expire: 2024**

**Independent Committees:**
- Audit
- Nominating

**Other boards:**
- SE-2 (since 2017)
- Axis Capital Holdings, Limited (since 2019)
- MetaBank (since 2021)

From 1983 until her retirement in 2011, Ms. Zlatkus held various executive positions at The Hartford Financial Services Group, including Chief Financial Officer and Chief Risk Officer, as well as Co-President of Hartford Life Insurance Companies. Ms. Zlatkus serves on the Boards of Directors of Axis Capital Holdings, Limited and SE2, a privately held technology services company. She most recently served as Director of Boston Private Financial Holdings, Inc. ("BPFH") from July 2015-July 2021. BPFH was sold to Silicon Valley Bank.

**Skills and Experience**

The Board believes that Ms. Zlatkus' extensive experience in the financial services arena, where she has deep expertise in risk and finance, operations (profit and loss), regulation, and governance, as well as public company board experience, makes her an excellent nominee for the Board.

# CORPORATE GOVERNANCE

## Independence

Our Corporate Governance Guidelines provide that a majority of our directors must be "independent." For this purpose, the Board relies on the definitions of "independence" and "non-employee directors" found in rules promulgated by the Internal Revenue Service, the Securities and Exchange Commission (the "SEC"), and the NASDAQ Stock Market.

Our Board has determined that the following eight directors are independent: Douglas J. Hajek, Elizabeth G. Hoople, Michael R. Kramer, Ronald D. McCray, Frederick V. Moore, Becky S. Shulman, Kendall E. Stork and Lizabeth H. Zlatkus. The Board determined that Bradley C. Hanson, our former President and CEO, and Brett L. Pharr, our current CEO, do not qualify as independent directors. During fiscal year 2020, the Board also determined that W. David Tull did not qualify as an independent director. Mr. Tull resigned from the Board effective November 24, 2020, and Mr. Hanson's term will end as of the Annual Meeting.

In determining that Mr. Hajek is independent, the Board considered Meta Financial's relationship with Davenport, Evans, Hurwitz & Smith, LLP, the law firm at which Mr. Hajek is of counsel. In determining that Ms. Shulman is independent, the Board considered Meta Financial's relationship with Card Compliant, LLC, of which Ms. Shulman is the President and Chief Operating Officer. In determining that Mr. Kramer is independent, the Board considered Meta Financial's relationship with Dickinson Wright, LLP, the law firm at which Mr. Kramer is a member. See "Related Person Transactions" for more information. The Board determined that these relationships were not material and did not impact the applicable director's independence based on the amounts involved, the lack of financial interest of the directors in the transactions, and the fact that the payments made were for services in the ordinary course of Meta Financial's business.

## Separation of Board Chairperson and CEO

Douglas J. Hajek, an independent director, has served as Chairperson of the Board since 2021. The Board has determined that separating the Chairperson and CEO positions is currently the most effective leadership structure for Meta Financial, allowing the Chairperson to focus on Board matters and the CEO to focus on Meta Financial's day-to-day operations and leadership. The Board believes Meta Financial is well-served by this leadership structure. Nevertheless, the Board has no

formal policy requiring the positions of Chairperson of the Board and CEO to be separated. If the CEO were to also serve as Chairperson of the Board, the independent directors would appoint a "Lead Independent Director."

The Chairperson and Vice Chairperson of the Board are elected annually.

## Risk Oversight

The Board is actively involved in overseeing management of risks that could affect Meta Financial. This oversight is conducted primarily through the Board's committees, but the full Board retains responsibility for general oversight. The Board endeavors to satisfy this responsibility by evaluating reports by each committee chair regarding the committee's considerations and actions, and by evaluating reports from Meta officers responsible for the oversight of specific risks—particularly Meta's Chief Governance, Risk and Compliance Officer.

Risks relating to the direct operations of MetaBank are overseen by the Board, whose members also serve as directors of MetaBank. In addition, all of Meta Financial's Audit Committee members serve on MetaBank's Audit Committee. The Audit Committee annually reviews and approves management's internal audit risk assessments and multi-year audit plan.

The Board of MetaBank has established a Board Risk and Credit Committee that conducts risk oversight separate from that of Meta Financial. Further, MetaBank's Board oversees risks through the establishment of policies and procedures that are designed to guide daily operations in a manner consistent with applicable laws, regulations, and risks acceptable to MetaBank. Finally, the MetaBank Board also takes into account observations and recommendations of its regulators.

The Compensation Committee annually considers whether Meta Financial's compensation programs could motivate excessive risk-taking that could have a material adverse effect on Meta Financial. For more information, see "Compensation Risk Analysis" on page 43.

# Stockholder Engagement

We regularly engage with stockholders and stakeholders to ensure that existing and potential investors understand our key strategic initiatives and decisions and that we address their questions and understand their priorities.

During the past fiscal year, senior management provided institutional investors a wide variety of opportunities to engage and provide feedback. Among other things, Meta Financial executives attended industry conferences, held nearly 120 investor meetings and calls, and hosted group investor meetings. We discussed a variety of topics, including Meta Financial's strategic initiatives, corporate governance, executive compensation, COVID-19 pandemic business impacts, and environmental, social, and governance matters. We appreciate that our stockholders took the time to share their perspectives and questions with us.

# Board Self-Assessment

The Board performs a self-assessment of its performance at least annually. The purpose of the assessment is to improve the functioning of the Board as a unit, and not to target the performance of any individual director.

The Nominating Committee oversees the Board assessment. In particular, the Nominating Committee identifies the subject matters the assessment will address, seeks written comments from all directors, and communicates the results of the assessment to the Board for discussion. The Nominating Committee may hire external consultants or advisors to assist with or to facilitate any part of this process.

The Board's initial assessment in 2020 and its second assessment in 2021 were conducted through a secure online board portal on an anonymous basis by the Corporate Secretary's office. As a result of the 2021 assessment, the Board has focused and will continue to focus on its culture, strategic planning for Meta Financial and MetaBank, and CEO succession planning. The committees of the Board conducted their initial self-assessments in October 2020, and will continue to conduct annual self-assessments in the future.

The Nominating Committee has engaged a third-party consultant to facilitate a Board and Committee self-assessment in 2022. These self-assessments will include a confidential survey and one-on-one conversations with directors and select members of the senior leadership team.

# Director Onboarding and Continuing Education

The Nominating Committee, with the assistance of management, coordinates an onboarding program for new directors that includes, among other things background materials, meetings with senior management, and visits to certain Meta offices if and as possible. The Nominating Committee implemented an enhanced onboarding program to coincide with the election of two new directors in 2021. All new directors must complete the onboarding program.

While serving on our Board, each director is expected to attend Meta Financial's annual directors' retreat and is encouraged to complete at least five hours of approved continuing education every two years.

# Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines to further align the interests of our non-employee directors with the interests of Meta Financial's stockholders. These guidelines provide that:

- Each non-employee director must hold a minimum number of shares of our Common Stock having a market value equal to five times such director's annual cash retainer. For this purpose, the term "annual cash retainer" means the cash component of director compensation for being on the Board, excluding compensation received for serving as a Board chair or vice chair or generally on a committee or as a chair of any committee.

- For purposes of calculating the minimum number of shares of our Common Stock required to meet the stock ownership guidelines, the market value of shares is calculated based upon the average closing price for shares of Common Stock for the thirty trading days preceding the date of calculation, as reported by NASDAQ.

- Each non-employee Director who was serving when the guidelines went into effect on January 1, 2018, must attain the minimum stock ownership level by January 1, 2023; all other non-employee Directors must attain the minimum stock ownership level within five years of being appointed or elected to the Board. If the cash retainer is increased, non-employee directors will have an additional year to attain the new minimum stock ownership level.

- Until the minimum stock ownership requirement is met, each non-employee director must hold at least fifty percent (50%) of the net shares of Common Stock owned by such director as of January 1, 2018. In addition, each non-employee director must retain 50% of all future equity grants until such minimum stock ownership requirement is met. For this purpose, the term "net shares" of Common Stock includes shares held outright, stock equivalents (e.g., stock units), shares held in benefit plans, unvested restricted stock, and shares held by immediate family members, but such term excludes unvested performance awards.

- Despite the holding requirement described above, non-employee directors are permitted to sell stock to cover the tax liabilities created by equity grants.

- Once a non-employee director reaches the minimum required number of shares of Common Stock, any declines in stock price will not cause such non-employee director to fall out of compliance so long as he or she will be required to retain all shares then held until such time as the non-employee director complies with the minimum ownership requirement.

- If these guidelines would place a severe economic hardship on a non-employee director, the Compensation Committee will consider and may elect to find the non-employee director in compliance or not or take such other action as the Compensation Committee deems appropriate.

The Compensation Committee reviews progress towards satisfying stock ownership guidelines at least annually. All non-employee directors have either achieved the minimum stock ownership requirement or are making appropriate progress toward that requirement.

# Restrictions on Service as a Director

No individual, other than those who were already serving as directors on January 1, 2020, will be nominated to our Board after attaining the age of 72 without a specific exemption from the Board. We do not have a policy regarding term limits.

Directors may not serve on more than five boards of other public companies in addition to Meta Financial's Board. Members of the Audit Committee may not serve on more than two other public company audit committees.

# Meetings and Attendance

Regular meetings of the Board are generally held on a quarterly basis. Special meetings may be called from time to time as circumstances warrant. Directors are expected to attend all Board meetings and are asked to attend the annual stockholders meeting. The Board held four regular meetings and seven special meetings in fiscal year 2021. The non-employee directors convened six executive sessions after Board meetings without management participation. Such sessions are generally chaired by the Chairperson of the Board.

Every director attended above 98% of the total number of Board meetings, and at least 97% of the total number of meetings of the committees on which he or she served.

Senior members of management have been present at each annual meeting to meet with stockholders and answer any questions. Historically, stockholder attendance has been limited, which we attribute to our policy of regular and detailed communications with our stockholders and investors through meetings with management and other investor relations activities. Since very few stockholders have historically attended our annual meetings and all of our directors typically attend, we encourage but have not adopted a policy requiring the attendance of directors at the annual meeting. All of the directors attended the 2021 annual stockholders meeting.

## Other Governing Documents

Meta Financial has adopted a written Code of Business Conduct that applies to all directors, officers, and employees. If we make substantive amendments to or grant any waiver from the Code of Business Conduct applicable to our principal executive or financial officers, we will disclose the nature of such amendments or waiver in a report on Form 8-K in a timely manner.

Meta Financial has also adopted Corporate Governance Guidelines to facilitate principled actions, effective decision-making, and appropriate monitoring of both compliance and performance by the Board.

Our Code of Business Conduct and Corporate Governance Guidelines can be found on Meta Financial's website at www.metafinancialgroup.com, "Governance - Governance Documents." At the same location, you can find:

- Meta Financial's Restated Certificate of Incorporation and Second Amended and Restated By-laws ("By-laws"),
- the Stockholder Recommendation of Director Nominees Policy, and
- charters for each of the Board's four committees.

## Communicating with our Directors

Stockholders may communicate with the Board in writing addressed to the Chairperson of the Board or to any individual Director at Meta Financial's offices at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108. Communications to the non-employee directors as a group may be sent to the Chairperson of the Board c/o the Corporate Secretary of Meta Financial at the same address.

## Committees of the Board

During fiscal year 2021, the Board had an Audit Committee, a Compensation Committee, a Nominating Committee and an ESG Committee. The charter for each committee can be found on Meta Financial's website at www.metafinancialgroup.com, "Governance - Governance Documents - Committee Charters." Every member of every committee is currently, and during fiscal year 2021 was, independent. Members of each committee are members of the Boards of both Meta Financial and MetaBank.

| AUDIT COMMITTEE | |
|---|---|
| **Members:**<br>Stork (chair), Shulman, Zlatkus<br>**Meetings in fiscal 2021:** seven | The Audit Committee assists the Board in fulfilling its oversight responsibilities related to, among other things:<br>• the integrity of Meta Financial's financial statements and Meta Financial's accounting and financial reporting process (both internal and external) and financial statement audits,<br>• the qualifications and independence of the independent auditor,<br>• the performance of Meta Financial's internal audit function and independent auditors,<br>• Meta Financial's compliance with legal and regulatory requirements, and<br>• Meta Financial's systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with Meta Financial's Code of Business Conduct.<br><br>Each member of the Audit Committee is a non-employee director who (1) meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 5605(a)(2) of the NASDAQ Listing Rules; and (2) is able to read and understand fundamental financial statements and otherwise complies with NASDAQ's financial literacy requirements. The Board has determined that Mr. Stork, based upon his experience, training, and education, qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC. |

## COMPENSATION COMMITTEE

**Members:**

Moore (chair), Hoople, McCray

**Meetings in fiscal 2021:** seven

The Compensation Committee's general purpose is to review and approve Meta Financial's overall compensation philosophy, principles and practices and to discharge the Board's responsibilities relating to the compensation of Meta Financial's non-employee directors and executive officers and the implementation of Meta Financial's executive compensation plans. The Compensation Committee, among other things:

- reviews Meta Financial's executive officer compensation programs in light of the overall compensation philosophy,
- reviews and approves the compensation of Meta Financial's CEO and other executive officers,
- reviews the corporate goals and objectives relevant to the evaluation and compensation of Meta Financial's CEO and other executive officers,
- reviews and approves any employment, severance, change-in-control, or termination agreements to be made with any executive officer and makes recommendations to the Board,
- reviews and approves the compensation of the Board's non-employee directors,
- approves any new incentive compensation plans, and
- annually reviews progress towards satisfying Meta Financial's Stock Ownership Guidelines.

The Compensation Committee has the sole authority to retain compensation consultants to assist in evaluating executive officer compensation. In May 2019, the Compensation Committee retained Pay Governance LLC to provide advice concerning executive and director compensation. The Compensation Committee may delegate its authority to subcommittees as it deems appropriate and, to the extent permitted by applicable law, may delegate to one or more executive officers the authority, within guidelines established by the Compensation Committee, to approve equity compensation awards under our equity compensation plans for employees other than officers. The Compensation Committee also may delegate any non-discretionary administrative authority under Meta compensation and benefit plans, consistent with any limitations specified in the applicable plans.

## NOMINATING COMMITTEE

**Members:**

Hoople (chair), Moore, Zlatkus

**Meetings in fiscal 2021:** five

The Nominating Committee assists the Board by considering and addressing matters relating to governance of the Board, Meta Financial and MetaBank. The Nominating Committee, among other things:

- monitors independence of current directors and director nominees,
- reviews Meta's Code of Business Conduct and Corporate Governance Guidelines at least annually,
- establishes and periodically reviews the criteria for selection of new directors,
- leads the search for individuals qualified to become new directors, and review and recommend whether current directors should stand for re-election,
- develops and coordinates an onboarding program for new directors, and oversees continuing education opportunities for current directors,
- reviews the composition, size, expertise and diversity of the Board and its committees,
- evaluates independence of non-employee directors, and
- conducts the Board's self-assessments.

## ESG COMMITTEE

**Members:**

Kramer (chair), McCray, Shulman

**Meetings in fiscal 2021:** six

The ESG Committee oversees Meta Financial's ESG program, including its policies, programs, and strategies regarding environmental, social and governance matters significant to Meta Financial and the public. The ESG Committee, among other things:

- oversees Meta's charitable giving policies and programs
- oversees the Meta's policies and programs related to environmental sustainability, human rights, and other social and public matters of significance to Meta
- monitors the state of the Meta's relationships and reputation with external stakeholders, and
- oversees and annually reviews Meta's annual ESG report.

# ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

**At MetaBank, we believe in financial inclusion for all**®. Our success is built on serving as a trusted partner. We aim to create positive environmental, social and governance impacts alongside our partners while promoting an inclusive financial system.

This section provides an overview of our ESG priorities and activities. For more complete information, please see our 2020 ESG Report, which is available at www.metafinancialgroup.com/esg.

## ESG Governance

Our ESG governance structure emphasizes Board and executive management oversight of our company-wide ESG integration.

In fiscal year 2021, the Board illustrated its commitment to ESG by forming an ESG Committee, which meets quarterly to discuss current and emerging ESG topics and to provide oversight of our ESG efforts.

Our President provides executive oversight of our ESG efforts. The ESG and Diversity, Equity, and Inclusion (DEI) Vice President regularly engages with senior executives who help inform our ESG strategy. A cross-functional working group, chaired by the ESG and DEI Vice President, initiates program implementation.

## ESG Priorities

Informed by our most recent materiality assessment, we have four strategic ESG priorities.

| **Enable an Inclusive Financial System** | **Engage Our Workforce** | **Invest in Environmental Sustainability** | **Build Trust through Good Governance** |
|---|---|---|---|
| • Financial Inclusion<br>• Access to Finance and Affordable Products and Services<br>• Social Impacts from Business Operations | • Diversity, Equity, and Inclusion | • Environmental Impacts from Business Operations | • Business Ethics<br>• Transparency, Accountability and Reporting<br>• Responsible Use of Data, Data Privacy and Cyber Security |

Our ESG strategy most closely aligns with the following United Nations Sustainable Development Goals:

    

# COVID-19 Pandemic Response

We continue to prioritize the health and safety of our employees. In response to the COVID-19 pandemic, we have enabled our employees to work from home productively and updated our meeting protocols. While we have offices in 11 states, our Talent Anywhere policy enabled employees to work from 38 states, the District of Columbia and Ontario, Canada as of September 30, 2021. Our support for the community and our business partners during the pandemic continues through our various business and community impact endeavors.

# Environmental Sustainability

We are committed to advancing the sustainability of our business operations and minimizing our impact on the environment. Since 2020, we have greatly reduced our physical footprint.

- We use a Digital Addressable Lighting Interface (DALI) system, which uses lighting management software to minimize electrical consumption, at some of our offices.

- In addition to recycling paper, plastic, metal and glass at some of our offices, we have used Secure Enterprise Asset Management (SEAM) since 2016. SEAM provides certified, compliant and secure data destruction, electronics recycling, and asset recovery of business technology equipment. In fiscal year 2021 we recycled nearly 6,000 pounds of electronics.

- We continually increase our use of online data and document management and storage, which has greatly reduced our paper usage.

- In response to the pandemic and in alignment with our Talent Anywhere strategy, we offer significantly more work-from-home options than we have in years past, resulting in lower greenhouse gas emissions associated with employees' commutes.

## Talent Anywhere

As of September 30, 2021, we had employees located in 38 states, the District of Columbia, and Ontario, Canada.



# Social Impact

## As a Member of Our Communities

Our employees regularly volunteer their time and contribute to worthwhile causes. In FY21, Meta employees self-reported that they volunteered more than 2,500 hours at non-profit organizations. In addition, MetaBank received an overall rating of Outstanding on its most recent Community Reinvestment Act performance evaluation in February 2020. To encourage our employees to contribute to the charitable causes they believe are important, we offer a matching gifts program to our employees.



## Community Impact Highlights

 **2,500+ EMPLOYEE** VOLUNTEER HOURS TRACKED

 **FULL-TIME EMPLOYEES GET UP TO 16 HOURS OF PAID TIME OFF** TO VOLUNTEER PER CALENDAR YEAR

## As an Employer

To continue delivering on our mission of financial inclusion for all, it is crucial that we attract and retain diverse talent. To that end, we strive to make MetaBank an inclusive, safe, and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits, and health and welfare programs.

### Diversity, Equity, and Inclusion

With the support of our Board and executive management, we have established more robust core tenets aligned to diversity, equity, and inclusion with respect to our candidates, employees, business partners, and the community. Over the past year, we have increased resources dedicated to advancing DEI by hiring a Chief People and Inclusion Officer, expanding the responsibilities of our ESG Vice President to include DEI, establishing a cross-functional DEI Steering Committee, and hiring a DEI Manager to help drive the implementation of our DEI strategy and partner with our employee-led employee resource groups.

### Employee Resource Groups

 **Community Impact**

 **Meta Women's Network**

 **MetaVet**

 **Meta Gaming**

### Employee Snapshot

**AVERAGE AGE: 43 YRS.**  **57% WOMEN**  **43% MEN**

### DEI Governance

**OVERSIGHT**

Board of Directors ESG Committee

**MANAGEMENT**

| President | Chief People & Inclusion Officer | VP, ESG & DEI |

**CONSULTATIVE RESOURCE**

DEI Steering Committee

**IMPLEMENTATION**

| ESG Team | ESG Working Group |

### Total Rewards

We offer and maintain market-competitive total rewards programs, including a company-matched 401(k) Plan and company-wide annual bonus incentive opportunities, to attract and retain top talent.

### Health and Well-being

To demonstrate our commitment to health, safety and wellness, we provide our employees and their families access to a variety of flexible and convenient health and well-being programs. Those programs include medical, dental and vision benefits, accrued paid-time off, new-parent leave, paid time off for volunteering, matching gifts, and an employee assistance program.

### Talent

We develop talent from within to maximize loyalty and commitment in our employee base while adding new employees who bring fresh ideas. Following this two-track approach promotes continuous improvement and increased diversity. We have a robust performance management framework, including frequent business and functional reviews, regular goal and employee development discussions, and annual opportunities for performance-based awards. As of the end of FY21, the average tenure for our employees is approximately 5.6 years.

# Corporate Governance

Our commitment to strong, transparent corporate governance and ethical business practices starts with our Board and the executive leadership team extends throughout Meta.

- We have a comprehensive Code of Business Conduct, which all employees and directors are required to certify that they have reviewed each year.
- Our Board is composed of independent directors (except for our CEO) with an independent Board chair.
- Our directors have a variety of relevant skills, knowledge, experience and perspectives.
- Our Audit Committee, Compensation Committee, Nominating Committee and ESG Committee are composed of independent directors.
- Our independent directors meet regularly in executive session throughout the year.
- Our Board has adopted Corporate Governance Guidelines, which formalize critical policies.

- We maintain strong enterprise risk management processes with Board oversight.
- We proactively engage with our investors and stockholders.
- We have robust stock ownership guidelines for directors and executive officers.
- We have a formal clawback policy for the adjustment or recovery of incentive-based compensation awards to our officers in the event of an accounting restatement due to fraud or intentional misconduct or certain other detrimental conduct by the officer.
- The Board completes an annual self-assessment of Board performance and capabilities.
- The Board analyzes director skills annually to understand gaps and opportunities.

# COMPENSATION OF DIRECTORS

In order to attract and retain qualified directors, our practice is to set non-employee director compensation within a competitive range of pay at comparable companies. Generally, every two years, the independent compensation consultant presents a market pay benchmarking analysis relative to the same peer group used to assess executive compensation levels.The most recent competitive pay study was completed in December 2020. After reviewing that study, the Compensation Committee confirmed the current pay package for fiscal year 2021 non-employee director compensation.

The following tables set forth compensation information for the fiscal year ended September 30, 2021, for Meta Financial's non-employee directors. Mr. Hanson's compensation as Meta Financial's former President and CEO is discussed in the Compensation Discussion and Analysis section of this proxy statement. Mr. Hanson did not receive any additional compensation for serving as a director prior to October 1, 2021. Our CEO Mr. Pharr, whose term as a director started October 1, 2021, will not receive any additional compensation for serving as a director.

## FOR SERVICE ON THE BOARD:

|  | Meta Financial Group | MetaBank |
|---|---|---|
| Member Retainer (cash) | $ 27,500 | $ 22,500 |
| Stock Awards[1] (shares) | 2,700 | N/A |
| Additional Retainers (cash): |  |  |
| Chairperson | $ 56,250 | $ 18,750 |
| Vice Chair | $ 15,000 | $ 5,000 |

(1)  Directors are entitled to an annual equity award consisting of shares of Meta Financial Common Stock valued at $120,000 on the grant date (rounded up to the nearest 50 shares). These shares, which were awarded on February 23, 2021, vested immediately.

## FOR COMBINED SERVICE ON META FINANCIAL'S AND METABANK'S COMMITTEES:

|  | Audit Committee | Compensation Committee | Nominating Committee | Environmental and Social Governance | Risk and Credit Committee* (MetaBank only) |
|---|---|---|---|---|---|
| Member Retainer | $ 10,000 | $ 9,500 | $ 5,000 | $ 5,000 | $ 5,000 |
| Chairperson Retainer | $ 21,000 | $ 15,000 | $ 12,000 | $ 12,000 | $ 12,000 |

*  During fiscal year 2021 through February 23, 2021, the members of MetaBank's Risk and Credit Committee were Messrs. Moore, Hajek, Kramer, Tull, and Stork and Mses. Hoople and Shulman. Mr. Tull resigned from the Board effective November 24, 2020. After February 23, 2021, the members of MetaBank's Risk and Credit Committee were Mr. Kramer and Mses. Shulman and Zlatkus through November 17, 2021, and after November 17, 2021 the members were Ms. Shulman and Messrs. Kramer and Stork.

Board members were also reimbursed for reasonable out-of-pocket expenses incurred in attending Board meetings and committee meetings.

The annual retainers for Board and committee service are reviewed after each annual meeting of stockholders and were not changed after the last annual meeting of stockholders.

# Director Compensation for Fiscal Year 2021*

The following table presents the amounts paid to each of Meta Financial's non-employee directors:

| Name | Fees Earned or Paid in Cash ($) | Stock Awards[1] ($) | Total ($) |
|---|---|---|---|
| Douglas J. Hajek | 125,000 | 120,717 | 245,717 |
| Elizabeth G. Hoople | 71,500 | 120,717 | 192,217 |
| Michael R. Kramer | 67,000 | 120,717 | 187,717 |
| Ronald D. McCray | 64,500 | 120,717 | 185,217 |
| Frederick V. Moore | 70,000 | 120,717 | 190,717 |
| Becky S. Shulman | 97,000 | 120,717 | 217,717 |
| Kendall E. Stork | 76,000 | 120,717 | 196,717 |
| Lizabeth H. Zlatkus | 65,000 | 120,717 | 185,717 |

\* Columns for "Option Awards," Non-Equity Incentive Plan Compensation," "Change in Pension Value and Non-Qualified Deferred Compensation Earnings," and "All Other Compensation" have been omitted because they are not applicable.

(1) Amounts reflect the aggregate grant date fair value of stock awards. The assumptions used in calculating these amounts are disclosed in Note 16 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021 ("fiscal year 2021 Annual Report on Form 10-K").

# STOCK OWNERSHIP

Except as otherwise noted, the following table presents information regarding the beneficial ownership of Meta Financial Common Stock as of December 30, 2021, the record date for the Annual Meeting (the "Record Date"), by:

- those persons or entities (or group of affiliated persons or entities) known by management to beneficially own more than 5% of outstanding Meta Financial Common Stock;
- each director and director nominee of Meta Financial;
- each named executive officer of Meta Financial named in the Summary Compensation Table appearing under "Executive Compensation" below; and
- all of the current executive officers and directors of Meta Financial as a group.

To our knowledge, the individuals named in the table below have sole voting power for all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to the table.

Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the person's percentage ownership, shares of Common Stock which a person has the right to acquire within 60 days of the applicable date, including through the exercise of options or other rights or the conversion of another security, are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. None of the shares listed below are pledged as security. Percentage ownership is based upon 30,110,073 shares of Common Stock outstanding on the Record Date.

| Name and Address of Beneficial Owner[1] | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| BlackRock, Inc.[2] | 4,703,957 | 15.62% |
| FMR, LLC [3] | 2,869,622 | 9.53% |
| The Vanguard Group, Inc.[4] | 2,164,974 | 7.19% |
| **Named Executive Officers & Directors** | | |
| Bradley C. Hanson[5] | 251,918 | 0.84%* |
| Glen W. Herrick | 121,217 | 0.40%* |
| Brett L. Pharr | 46,599 | 0.15%* |
| Michael R. Kramer[6] | 42,650 | 0.14%* |
| Anthony M. Sharett | 27,992 | 0.09%* |
| Charles C. Ingram | 20,923 | 0.07%* |
| Elizabeth G. Hoople | 19,750 | 0.07%* |
| Becky S. Shulman | 17,799 | 0.06%* |
| Douglas J. Hajek | 15,781 | 0.05%* |
| Kia S. Tang | 14,034 | 0.05%* |
| Kendall E. Stork[7] | 12,213 | 0.04%* |
| Frederick V. Moore | 7,159 | 0.02%* |
| Lizabeth H. Zlatkus | 2,700 | 0.01%* |
| Ronald D. McCray | 2,700 | 0.01%* |
| Shelly A. Schneekloth[8] | 1,500 | 0.00%* |
| Sheree S. Thornsberry[9] | — | 0.00%* |
| Current Executive Officers and Directors of Meta Financial as a group (14 persons)[10] | 603,435 | 2.00% |

\*   Indicates less than 1%.

(1) Except as otherwise indicated in the table, the address for each director and executive officer is c/o Meta Financial Group, Inc., 5501 South Broadband Lane, Sioux Falls, South Dakota 57108.

(2) The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. The information with respect to BlackRock, Inc. was obtained from a Schedule 13F filed with the SEC by BlackRock, Inc. on November 9, 2021.

(3) The address for FMR, LLC is 245 Summer Street V5D, Boston, MA 02210. The information with respect to FMR, LLC was obtained from a Schedule 13F filed with the SEC by FMR, LLC on November 15, 2021.

(4) The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The information with respect to The Vanguard Group was obtained from a Schedule 13F filed with the SEC by The Vanguard Group on November 12, 2021.

(5) Includes 237,414 shares that are held by a trust of which Mr. Hanson is a trustee. Mr. Hanson ceased employment as President and CEO of Meta Financial on September 30, 2021.

(6) Includes 18,850 shares held by a trust of which Mr. Kramer is the sole trustee and sole beneficiary, and 23,800 shares held by a trust of which Mr. Kramer's spouse serves as the sole trustee and sole beneficiary.

(7) Consists of shares held by a trust of which Mr. Stork is a co-trustee.

(8) The employment of Ms. Schneekloth ceased on January 1, 2021.

(9) The employment of Ms. Thornsberry ceased on May 7, 2021.

(10) Includes shares held directly, as well as jointly with family members or held by trusts, with respect to which shares Meta Financial's directors, director nominees and executive officers may be deemed to have sole or shared voting or investment power.

# EXECUTIVE OFFICERS

The following sets forth certain information regarding the executive officers of Meta Financial. Information pertaining to Mr. Pharr, who is a director and the CEO of Meta Financial and MetaBank, may be found in the "Nominees Seeking Election for a Term to Expire in 2025" section of Proposal No. 1 above. The Board elects officers annually. For more information pertaining to the compensation of our executive officers, see "Executive Compensation" below.

## ANTHONY M. SHARETT

Age: **45**

Executive Officer Since: **2019**

Anthony M. Sharett is the President of Meta Financial and MetaBank. Prior to being appointed to his current role in October 2021, Mr. Sharett was Executive Vice President, Chief Legal and Compliance Officer, Corporate Secretary from June 2020 to October 2021, and Executive Vice President and General Counsel from September 2019 to June 2020. Before joining Meta Financial in September 2019, he held legal and business unit positions from October 2016 through August 2019 at Nationwide Mutual Insurance Company including as President of Nationwide Pet Insurance and Interim President for Nationwide Bank. Previously, Mr. Sharett was a partner at Baker Hostetler where he was the national co-leader of the firm's Financial Services Practice Group. Mr. Sharett is a member of the Meta Financial Executive Committee.

## GLEN W. HERRICK

Age: **59**

Executive Officer Since: **2013**

Glen W. Herrick is the Executive Vice President and CFO of Meta Financial and MetaBank. Prior to joining Meta in 2013, Mr. Herrick spent 20 years at Wells Fargo serving in various finance, treasury and risk management roles, including as CFO of Wells Fargo's student loan division. Prior to Wells Fargo, Mr. Herrick served in various engineering and leadership roles with Ingersoll-Rand Company and the United States Army. Mr. Herrick is a member of the Meta Financial Executive Committee.

## SONJA A. THEISEN

Age: **40**

Executive Officer Since: **2021**

Sonja A. Theisen is the Executive Vice President and Chief Governance, Risk, & Compliance Officer of Meta Financial and MetaBank. Before being appointed to her current role in October 2021, Ms. Theisen was Senior Vice President, Chief of Staff from February 2021 to October 2021, Senior Vice President, Chief Accounting Officer from September 2016 to February 2021, and Senior Vice President, Controller from December 2013 to September 2016. Prior to joining Meta, Ms. Theisen held various positions at Great Western Bank, including as Senior Vice President, Finance Operations. Previously, Sonja was an Audit Manager at Eide Bailly, LLC and KPMG LLC. Ms. Theisen is a member of the Meta Financial Executive Committee.

## CHARLES C. INGRAM

Age: **52**

Executive Officer Since: **2020**

Charles C. Ingram is the Executive Vice President and Chief Technology and Product Officer of Meta Financial and MetaBank. Prior to being appointed to his current role in October 2021, Mr. Ingram was Executive Vice President, Chief Information Officer from March 2020 to October 2021. Before joining Meta, Mr. Ingram served as Chief Product Officer at Nextiva from 2017 to 2019. He was Vice President of Information Technology at PetSmart from 2014 to 2017 and led Technology Innovation and Enterprise Architecture at Yum Brands from 2010 to 2014. Previously, Mr. Ingram was employed at Pfizer Pharmaceuticals and Wachovia Bank, serving in various global technology leadership roles across numerous divisions. Mr. Ingram is a member of the Meta Financial Executive Committee.

## KIA S. TANG

Age: **41**

Executive Officer Since: **2021**

Kia S. Tang is the Executive Vice President and Chief People & Inclusion Officer of Meta Financial Group and MetaBank. Before joining Meta in February 2021, Ms. Tang served as a consultant at Heidrick & Struggles International Inc. from August 2016 to February 2021, where she placed executive and board-level talent in sectors including banking, asset management, and technology. Prior to her work at Heidrick & Struggles, Ms. Tang served as Chief Operating Officer at a large boutique recruiting firm focused on the alternative asset management space. She also worked in mergers and acquisitions investment banking and private equity, as well as her own startup venture in the video game industry. Ms. Tang is a member of the Meta Financial Executive Committee.

## NADIA A. DOMBROWSKI

Age: **60**

Executive Officer Since: **2022**

Nadia A. Dombrowski is the Executive Vice President and Chief Legal Officer of Meta Financial Group and MetaBank as of her appointment in January 2022. Before joining Meta, Ms. Dombrowski was the Senior Vice President and General Counsel of Safrapay, a provider of small business banking and online payment solutions, from January 2020 to October 2021. Previously, from November 2015 through January 2020, Ms. Dombrowski was the Senior Vice President, General Counsel and Corporate Secretary for Community Federal Savings Bank. Ms. Dombrowski has also held senior legal leadership roles at MasterCard, Bank of America, and several start-up companies. In addition, Ms. Dombrowski was a partner at Davis Wright Tremaine LLP in the Financial Services and Payments practice groups. Ms. Dombrowski is a member of the Meta Financial Executive Committee.

# ADVISORY VOTE ON EXECUTIVE COMPENSATION ("SAY-ON-PAY")

We are asking our stockholders to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers (sometimes referred to as "NEOs"). This non-binding advisory vote, commonly referred to as "Say-on-Pay," is not intended to address any specific item of compensation, but instead relates to the compensation of our "named executive officers" as disclosed in the Compensation Discussion and Analysis and the Summary Compensation Table and related narrative included in this proxy statement.

The Compensation Committee believes we have an effective compensation program that is designed to recruit and keep top quality executive leadership focused on attaining short-term and long-term corporate goals and increasing stockholder value. We believe that our executive compensation program is designed to reasonably and fairly recruit, motivate, retain and reward our executives for achieving our objectives and goals. Through equity grants, each of our executive officers is aligned with the long-term interests of stockholders in increasing the value of Meta Financial. Moreover, our performance-based compensation system links executive pay to Meta Financial's short- and long-term performance.

As an advisory vote, the Say-on-Pay resolution is not binding. The approval or disapproval of this proposal by stockholders will not require the Board or the Compensation Committee to take any action regarding our executive compensation practices. The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address any stockholder approval or disapproval remains with the Board and the Compensation Committee. However, the Board values the opinions of our stockholders as expressed through their votes and other communications. Accordingly, the Board and the Compensation Committee will review and consider the results of the "Say-on-Pay" vote, the opinions of our stockholders, and other relevant factors in making future decisions regarding our executive compensation program.

We encourage you to read the "Compensation Discussion and Analysis" and the related compensation tables and narrative that follow. These sections describe our executive compensation policies and practices and provide detailed information about the compensation of our named executive officers.

 The Board recommends a vote **FOR** the approval, on a non-binding advisory basis, of the executive compensation paid by Meta Financial to its named executive officers and the following resolution:

**"RESOLVED, that the compensation paid to Meta Financial's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, footnotes and narrative discussion, is hereby APPROVED."**

It is expected that the next Say-on-Pay vote will occur at Meta Financial's Fiscal Year 2022 Annual Meeting of Stockholders.

# A Letter From our Compensation Committee

<span style="color:#4a90c7">**January 13, 2022**</span>

## Dear Stockholders:

**As members of the Compensation Committee of the Board of Meta Financial Group, Inc., we are responsible for ensuring that our executive compensation program aligns the interests of our leadership team with those of Meta stockholders through our pay-for-performance philosophy. The executive compensation program has been designed to attract, retain, motivate and reward leaders who work to foster strong business results and promote Meta's long-term success.**

### Strong Performance Year During the Ongoing COVID-19 Pandemic

Fiscal year 2021 was a strong year for Meta Financial as we made significant progress on our three key strategic initiatives of asset rotation, low-cost deposit growth and operational efficiencies, positioning Meta for continued improvement, while continuing to operate with a priority on the health and safety of our employees, customers and other partners. We are well-positioned for future profitable growth as Meta Financial executes the business strategy with a refreshened leadership team combining deep Meta Financial historical perspectives and broader business experiences.

Our actions during fiscal year 2021 set a strong foundation for the future. Some highlights include:

- Achieving record earnings that generated excess capital for our shareholders, as reflected in the Board's confidence in authorizing the new share repurchase program
- Executing our ongoing business transformation through our strategy which centers around three key strategic initiatives
  - Ensuring we hold a mix of earning assets, with an ongoing emphasis on growing our portfolio of higher-return assets;
  - Maintaining a high percentage of lower cost stable core deposits; and
  - Continuing to improve operating efficiencies and simplify the way we run our business.
- Continuing our focus on providing financial inclusion for all, which included our participation in the U.S. government's economic impact payment program
- Outperforming our fiscal year 2021 budget (set in October 2020), for key financial metrics, including the target goals used in the incentive plans
- Outperforming the fiscal year 2021 total shareholder return of most S&P 600 Financials companies, with Meta's common stock delivering total shareholder return of 174%, which ranked at the 97th percentile
- Maintaining safe work environments through flexible remote-enabled work-from-home arrangements to meet our employees', customers' and community needs, while allowing for hybrid access to our offices under specified safety protocols
- Executing on succession plans in connection with the retirement of President & CEO (Bradley C. Hanson) and the internal promotions of experienced, highly qualified executives to lead our next era of profitable growth. Specifically, effective October 1, 2021, our Executive Officer Team comprises the following talented and diverse leadership group:
  - Brett L. Pharr, Chief Executive Officer
  - Anthony M. Sharett, President
  - Glen W. Herrick, EVP and Chief Financial Officer
  - Sonja A. Theisen, EVP and Chief Governance, Risk and Compliance Officer
  - Charles C. Ingram, EVP and Chief Technology and Product Officer
  - Kia S. Tang, EVP and Chief People and Inclusion Officer
  - Nadia A. Dombrowski, EVP and Chief Legal Officer

Our success is due to our employees who continue to navigate new challenges while delivering on our primary financial and operational objectives. Reflecting our strong performance relative to goals set at the start of the year, incentive funding was above target levels.

- Net Income, Earnings Per Share ("EPS") and Return on Assets ("ROA") metrics were achieved at the maximum levels
- Strategic/Discretionary component varied based on the Committee's assessment of an officer's individual performance and contributions



**200%**
**Incentive plan payout**
**for executives for**
**EPS metric**



**200%**
**Incentive plan payout**
**for executives for**
**ROA metric**



**Varies**
**Incentive plan payout for Strategic/**
**Discretionary assessment of an**
**executive's performance**

### Planning for Fiscal Year 2022

During fiscal year 2021, the Compensation Committee met six times to administer the current compensation program and implement design changes for the 2022 compensation program. In consultation with our independent compensation consultant, we have implemented a new pay structure for the Executive Officer Team, which consists of separate annual and long-term incentive plans. The two-plan approach ensures that the executive officer pay programs will continue to align our compensation program with our business strategy, including both annual and three-year performance assessments, and support our talent needs.

**\*\*\*\*\*\*\*\*\*\***

**Meta Financial operates in a highly competitive industry for executive talent, so we structure our pay program to attract, motivate and retain the critical talent we need to deliver on our business strategy. We value feedback from our stockholders and continue to take actions to improve our pay program and enhance our compensation disclosure. We ask you to consider our overall approach to executive pay as you assess our pay program and its relationship to our strong performance this past year. We appreciate your continued support.**

Respectfully,

**Meta Financial Group, Inc. Compensation Committee**

Frederick V. Moore (*Chairperson*)

Elizabeth G. Hoople                    Ronald D. McCray

# EXECUTIVE COMPENSATION

**Table of Contents**

## Compensation Discussion and Analysis for Fiscal Year 2021

The Compensation Committee of the Board has designed Meta Financial's executive compensation program to incentivize continued growth in stockholder value and retain key talent in the extremely competitive markets in which Meta Financial does business. This Compensation Discussion and Analysis discusses the material elements of compensation for Meta Financial's "named executive officers" or "NEOs" for fiscal year 2021 and explains the Compensation Committee's decisions.

Compensation for the eight NEOs as of September 30, 2021 is discussed in this section.

- At the start of fiscal year 2022 there were changes in Meta's leadership positions. Consistent with the proxy disclosure rules, compensation is shown for the applicable officers' roles at the end of fiscal year 2021.

- There are eight NEOs because in addition to the CEO, CFO, and the next three most highly compensated executive officers who were officers at the end of fiscal year 2021, there were two executive officers who left Meta Financial during fiscal year 2021 who would have each been one of those next three most highly compensated officers if they had been at Meta at the end of the fiscal year (Ms. Thornsberry and Ms. Schneekloth) and Meta Financial has determined to voluntarily include Mr. Sharett as an NEO for fiscal year 2021 since he was promoted to President as of October 1, 2021.

- There is a separate section summarizing the target pay for the new CEO and President, each effective as of October 1, 2021 (the start of fiscal year 2022).

For the fiscal year ended September 30, 2021, the NEOs were:

## Named Executive Officers

| **BRADLEY C. HANSON**[1] | **BRETT L. PHARR**[2] | **ANTHONY M. SHARETT**[3] | **GLEN W. HERRICK** | **CHARLES C. INGRAM**[4] | **KIA S. TANG**[5] | **SHEREE S. THORNSBERRY**[6] | **SHELLY A. SCHNEEKLOTH**[7] |
|---|---|---|---|---|---|---|---|
| President and CEO of Meta Financial and Co-President and CEO of MetaBank | Co-President and Chief Operating Officer of MetaBank | Executive Vice President, Chief Legal and Compliance Officer, Corporate Secretary of Meta Financial and MetaBank | Executive Vice President and CFO of Meta Financial and MetaBank | Executive Vice President and Chief Information Officer of Meta Financial and MetaBank | Executive Vice President and Chief People and Diversity Officer of Meta Financial and MetaBank | Former Executive Vice President and Head of Payments of MetaBank | Former Executive Vice President and Chief Operations Officer of MetaBank |

(1)  The employment of Mr. Hanson ceased on September 30, 2021 upon his retirement. He will remain on Meta Financial's Board until the February annual stockholders' meeting and will serve as a Strategic Advisor on industry and partner relations until the end of 2022.
(2)  Mr. Pharr became CEO effective October 1, 2021.
(3)  Mr. Sharett became President effective October 1, 2021.
(4)  Mr. Ingram became Chief Technology and Product Officer on October 1, 2021.
(5)  Ms. Tang joined Meta on February 22, 2021.
(6)  The employment of Ms. Thornsberry ceased on May 7, 2021.
(7)  The employment of Ms. Schneekloth ceased on January 1, 2021.

# Executive Summary

Earned compensation for our NEOs is directly correlated to our performance. For fiscal year 2021, incentive payouts were earned above target levels reflecting outstanding performance on the financial metrics relative to the goals set at the start of the fiscal year. The Board and leadership team are particularly appreciative of our employees' talents and efforts that yielded these outstanding results, while navigating ongoing challenges due to the pandemic and helping to execute our ongoing business transformation.

# Compensation Elements

For fiscal year 2021, the principal direct compensation components for the NEOs were base salary, annual incentive awards and long-term incentive awards. The following table shows the objectives and key features of each compensation element.

| Pay Element | How Delivered | Objective | Key Features |
|---|---|---|---|
| • Base salary | • Cash | • Reward individual executives based on their qualifications, experience, and the value of the position to the organization | • Targets on average at market 50th percentile, with actual salaries above or below that level to reflect each individual's performance, business impact, internal equity, and other factors |
| • Annual incentive awards | • Cash<br>• Restricted stock (NEOs other than the CEO and CFO) | • Reward executives for Meta Financial's annual performance compared to predefined corporate financial goals<br>• Reward executives for achieving strategic and individual goals<br>• Align executives' interests with stockholders' interests<br>• Facilitate retention | • Financial results account for 70% of total target award, weighted between net income (45%) and return on assets (25%), with the remaining 30% based on a discretionary/strategic assessment of individual performance<br>• Restricted stock portion of award, which enhances retention, vests in three equal annual installments commencing on the grant date |
| • Long-term incentive awards (fiscal year 2021: CEO and CFO only; fiscal year 2022: All NEOs) | • Performance shares<br>• Performance-contingent restricted stock | • Reward for Meta Financial's long-term performance compared to predefined corporate financial goals and stock price performance<br>• Align executives' interests with multi-year stockholders' interests<br>• Facilitate retention | • For fiscal year 2021, performance shares based on three-year performance results for financial measures (75% weighting) and Total Shareholder Return ("TSR") relative to the S&P 600 Financials (25% weighting). Earned shares cliff vest upon completion of the three-year assessment period.<br>• Restricted stock awards vest upon satisfaction of an annual Capital goal, with ratable vesting over a three-year period |

For fiscal year 2022, Meta Financial extended the long-term incentive plan to all of the Executive Officer Team, with EPS as the sole performance metric for the three-year period. For more information, see "Executive Compensation Program Changes for Fiscal Year 2022."

## Fiscal Year 2021 Performance Results and Pay Outcomes

Consistent with Meta Financial's focus on aligning pay and performance, a majority of the annual pay opportunity for NEOs is based on the achievement of specific company financial goals and other important strategic and individual measures.

The payout of incentive awards (primarily in the form of equity awards) to the NEOs reflects actual performance results achieved for the fiscal year. For fiscal year 2021, the Compensation Committee determined that all financial performance measures were earned at maximum levels resulting in payouts of 200% of target.

A significant portion of each executive's total compensation package is driven by performance to align their interests with those of our stockholders and to reward them for executing the business strategy to increase the value of the enterprise. As shown below, 75% of target compensation for the CEO, and 56% of target compensation (on average) for the other NEOs, was performance-based and at-risk for fiscal year 2021.


CEO TARGET PAY MIX
25% Base Salary
75% OF PAY AT-RISK
50% Long-Term Incentive
25% Target Annual Incentive
NEO TARGET PAY MIX (EXCL. CEO)
33% Target Long-Term/Equity Incentive
56% OF PAY AT-RISK
44% Base Salary
23% Target Annual/Cash Incentive

### Say-on-Pay

The Compensation Committee regularly considers whether Meta Financial's executive compensation and benefits program serves the long-term interests of Meta Financial's stockholders. This analysis is informed by the annual Say-on-Pay vote and periodic discussions with stockholders. At the Fiscal Year 2021 Annual Meeting of Stockholders, approximately 94% of the shares voted were in support of our "Say-on-Pay" proposal, which was an increase from last year's 82% support.

## Pay and Governance Policies and Practices

Because the Compensation Committee and the Board value input from stockholders, we strive to ensure a constructive dialog on both executive compensation and corporate governance. For example, the Compensation Committee analyzes the results of the advisory Say-On-Pay vote from the prior year's annual meeting of stockholders as one of many important considerations in reviewing the current officer pay programs and planning for the upcoming year. In addition, the Compensation Committee periodically reviews our pay and governance programs with an independent compensation consultant and has adopted the following market practices and policies:

- Executive pay is linked to company performance through annual cash and equity incentive awards
- Target compensation includes a mix of short- and long-term incentives, cash and equity components, and fixed and variable pay
- We compare executive pay and company performance to pay and performance at a relevant peer group of companies and other comparable companies that are regularly reviewed and updated as necessary
- Executives must meet and maintain market-competitive minimum stock ownership requirements
- Certain of our equity award grant agreements include double-trigger change-in-control provisions (effective for fiscal year 2022 we eliminated employment agreements for our NEOs)
- We provide limited perquisites
- We have a robust clawback policy

Our approach to compensation is intended to encourage and reward executive officers for achieving and maintaining superior levels of performance that contribute to long-term stockholder value, while also complying with the federal rules and regulations governing financial institutions. The Compensation Committee has adopted several pay and governance policies and practices that align with this approach.

| What we do | | What we don't do | |
|---|---|---|---|
| ✓ | Link executive pay to company performance through annual cash and at-risk equity incentive awards | ✗ | No pay policies or practices that pose material adverse risk to Meta Financial |
| ✓ | Balance cash and equity incentives and fixed and variable pay | ✗ | No excise tax gross-ups related to change-in-control transactions |
| ✓ | Compare executive compensation and company performance to relevant peer group companies | ✗ | No minimum guaranteed cash performance-based incentive awards for regular incentive cycles |
| ✓ | Require executives to meet minimum stock ownership requirements | ✗ | No hedging or pledging of Meta stock by officers or non-employee directors |
| ✓ | Provide limited perquisites | | |
| ✓ | Hire independent compensation consultants to advise the Compensation Committee and promote best governance practices | | |
| ✓ | Consider both Meta Financial and individual performance metrics to ensure differentiated effort and results earn differentiated rewards | | |
| ✓ | Have a robust clawback policy | | |

## Compensation-Setting Process

### Role of the Compensation Committee

The Compensation Committee reviews and approves annual salaries, annual incentive awards, and long-term incentive awards paid to Meta Financial's executive officers, including the NEOs. The Compensation Committee reviews and considers equity compensation programs as it deems appropriate, with grants made under the Amended and Restated 2002 Omnibus Incentive Plan.

The compensation approval process generally occurs between the last two months of the prior fiscal year and the first two months of the current fiscal year. Base salary adjustments and changes to target incentive multiples are based on individual performance evaluations, the relevant metrics for company performance and updated available market compensation data regarding comparable positions. Any such adjustments are subject to the terms of any applicable employment agreements. Cash and equity incentive payouts, after completion of the specified performance assessment periods, are awarded by the Compensation Committee without review or approval by the Board.

### Role of the Compensation Consultant

Since May 2019, the Compensation Committee has engaged Pay Governance LLC ("Pay Governance") as its independent consultant to assist with executive and non-employee director compensation. Pay Governance helped the Compensation Committee prepare for fiscal year 2021 executive compensation decisions by reviewing the pay peer group, assessing executive officer and non-employee director pay against the peer group, analyzing the annual cash and equity incentive award plans, and summarizing current market trends. The Committee assessed Pay Governance's independence in fiscal year 2021 and considers them to be independent with no conflicts of interest.

### Competitive Assessment

Meta Financial generally targets total pay opportunities within a competitive range near the 50th percentile for comparable companies for experienced executives who consistently meet performance expectations. Ultimate compensation positioning varies based on performance and other considerations, including specific individual factors. For example:

- Target pay opportunities for newly promoted executives and those with less experience typically are below the market 50th percentile
- Target pay opportunities for executives with significant experience, specialized skills and other unique characteristics typically are higher than the market 50th percentile
- Actual incentive award payouts will vary from the target pay opportunities based on company and individual performance

For assistance with setting 2021 target pay levels, the Compensation Committee reviewed the target pay levels for a pay peer group developed with the input of Pay Governance. Selection of the comparator companies considered various factors, including industry (company is a talent or business competitor), business mix, location, and size (assets and market cap). The peer group listed below, which is identical to the peer group Meta Financial relied on in fiscal year 2020 (other than with respect to the removal of On Deck Capital, which was acquired by Enova International in October 2020), was one of many reference points used to help develop the fiscal year 2021 executive compensation program.

Following the sale of our community bank division to Central Bank in 2019, Meta no longer has any traditional branch-based operations. When compared to traditional banks in our industry, we are a more diverse and complex financial technology company that has different talent requirements.



## META POSITIONING RELATIVE TO PEERS[1]

| NET INCOME | TOTAL ASSETS | MARKET CAP |
|---|---|---|
| Meta Financial Group **50%** | Meta Financial Group **42%** | Meta Financial Group **43%** |
| 0% — 100% | 0% — 100% | 0% — 100% |

(1) Reflects our fiscal year-end results as of September 30, 2021 and reflects our market cap as of September 30, 2021

| FISCAL YEAR 2021 PEER GROUP | | | |
|---|---|---|---|
| ACI Worldwide, Inc. | Enova International, Inc. | National Bank Holdings Corporation | Trustmark Corporation |
| Axos Financial, Inc. | Great Western Bancorp, Inc. | The Bancorp, Inc. | World Acceptance Corporation |
| Cardtronics plc | Green Dot Corporation | TriState Capital Holdings, Inc. | WSFS Financial Corporation |
| Customers Bancorp, Inc. | Live Oak Bancshares, Inc. | Triumph Bancorp, Inc. | |

## Executive Compensation for Fiscal Year 2021

For fiscal year 2021, the components of compensation for our NEOs were:

- Base salary
- Annual cash incentive awards
- Long-term incentive awards granted to our CEO and CFO (consisting of performance shares and performance-contingent restricted stock)
- Equity incentive awards with multi-year vesting requirements
- Retirement benefits
- Limited perquisites and other personal benefits

### Base Salary

The Compensation Committee generally targets executive salaries to be within a competitive range of the 50th percentile of the market, considering each executive's position, experience, demonstrated abilities, level of achievement, anticipated future performance, internal pay equity and, to the extent applicable, the terms of the executive's employment agreement. For this purpose, the Compensation Committee's review of the executives' individual performance includes factors that demonstrate conformity with the responsibility for the safe and sound operation of a financial institution. The relevance of specific factors varies based on the individual position, but includes items such as compliance with internal policies, accepted business practices, regulatory requirements, observed leadership and administrative abilities, level of technical competence demonstrated in carrying out the responsibilities of the position, and ability to plan for and respond to changing circumstances.

Base salaries are reviewed annually, and the Compensation Committee makes adjustments if appropriate. Changes to base salaries are typically effective on October 1, which is the first day of the new fiscal year.

For fiscal year 2021, NEO salaries were changed as follows:

| Named Executive Officer | Fiscal Year 2020 Salary | Fiscal Year 2021 Salary | % Change |
|---|---|---|---|
| Bradley C. Hanson[1] | $ 841,500 | $ 866,745 | 3.0% |
| Glen W. Herrick | $ 474,300 | $ 488,520 | 3.0% |
| Brett L. Pharr | $ 400,000 | $ 420,000 | 5.0% |
| Anthony M. Sharett | $ 390,000 | $ 395,187 | 1.3% |
| Charles C. Ingram | $ 375,000 | $ 383,100 | 2.2% |
| Kia S. Tang[2] | N/A | $ 375,000 | N/A |
| Sheree S. Thornsberry[3] | $ 397,800 | $ 409,734 | 3.0% |
| Shelly A. Schneekloth[4] | $ 387,600 | $ 387,600 | 0.0% |

(1) The employment of Mr. Hanson ceased upon his retirement on September 30, 2021.
(2) Ms. Tang's employment commenced on February 22, 2021.
(3) The employment of Ms. Thornsberry ceased on May 7, 2021.
(4) The employment of Ms. Schneekloth ceased on January 1, 2021.

## Annual Incentive Awards

The objectives of the annual incentive program are to align payouts with our annual performance results. This is done by rewarding executive officers for their contribution to Meta Financial's performance and their own individual performance. The CEO and CFO have an opportunity to receive an annual incentive award that is delivered solely in cash, while the rest of the NEOs have an opportunity to receive an annual incentive award that is delivered in a mix of cash and equity. The equity awards were in the form of restricted stock that vests in three equal annual installments on the grant date and each of the first two anniversaries of the grant date. The CEO and CFO also participate in the 2021 long-term incentive award opportunity, which is discussed following this section.

For each of the NEOs, the Compensation Committee sets a threshold, target, and maximum aggregate amount of annual incentive compensation (cash for CEO and CFO; cash and equity for the remainder of the NEOs) as a percentage of base salary based on market competitiveness, internal equity, level of responsibility and other factors. All of the NEOs' annual awards are contingent on meeting corporate financial goals (weighted 70% for fiscal year 2021) and discretionary/strategic goals (weighted 30% for fiscal year 2021). Mses. Schneekloth and Thornsberry both signed and were paid in accordance with their severance agreements due to their termination of employment during the year and therefore they are not included in the following discussion.

The threshold, target, and maximum award opportunities for the NEOs employed at the end of fiscal year 2021 are shown below:

### POTENTIAL ANNUAL INCENTIVE AWARDS AS A % OF BASE SALARY

| Named Executive Officer | Threshold | Target | Maximum |
|---|---|---|---|
| Bradley C. Hanson | 50% | 100% | 185.0% |
| Glen W. Herrick | 38% | 75% | 138.8% |
| Brett L. Pharr | 90% | 180% | 333.0% |
| Anthony M. Sharett | 45% | 90% | 166.5% |
| Charles C. Ingram | 45% | 90% | 166.5% |
| Kia S. Tang | 45% | 90% | 166.5% |

These potential awards were divided into cash and equity as follows:

| Named Executive Officer | Cash Portion (% of Total) | Equity Portion (% of Total) |
|---|---|---|
| Bradley C. Hanson | 100.0% | 0.0% |
| Glen W. Herrick | 100.0% | 0.0% |
| Brett L. Pharr | 33.3% | 66.7% |
| Anthony M. Sharett | 44.4% | 55.6% |
| Charles C. Ingram | 50.0% | 50.0% |
| Kia S. Tang | 50.0% | 50.0% |

### ANNUAL INCENTIVE PERFORMANCE METRICS

For fiscal year 2021, annual incentive awards were determined based on the metrics described below.

| PERFORMANCE METRIC | WEIGHTING | | WHY METRIC WAS CHOSEN |
|---|---|---|---|
| **Net Income** | **45%** | ⊙ | This is a foundational measure of our overall profitability |
| **Return On Assets** | **25%** | ⊙ | This efficiency measure is used to ensure that our investments achieve desired returns, reflecting our net income divided by average total assets |
| **Discretionary/Strategic** | **30%** | ⊙ | This component allows the Compensation Committee to qualitatively evaluate the management team on a number of strategic/individual measures on a discretionary basis, without allocating any specific percentages to these factors |

Special circumstances may arise that merit discretionary adjustments that vary from the plan design of awards, such as if the performance of a single department disproportionately impacts the results for executive officers in other departments. The Compensation Committee will document the specific rationale for any such adjustments and share that information with the affected executive(s). There were no discretionary adjustments that varied from the plan design for fiscal year 2021.

## Performance Goals and Actual Performance

The Compensation Committee established threshold, target, and maximum goals for Meta Financial's financial performance metrics, which provide 70% of the target incentive award opportunity. Target goals for these metrics were based on our long-term strategic plan. After comparing these performance goals to Meta Financial's actual fiscal year 2021 results for Net Income and Return on Assets, the Compensation Committee determined that performance was achieved above the maximum goal levels set at the start of the fiscal year and, therefore, it was appropriate to provide a payout multiplier of 200% of target for each financial measure.

### COMPANY PERFORMANCE MULTIPLIER CALCULATION

| Metric | Threshold (50% payout) | Target (100% payout) | Maximum (200% payout) | Actual | Weight | Payout level* |
|---|---|---|---|---|---|---|
| **Net Income** | $80,000,000 | $100,000,000 | $115,000,000 | Actual $141,708,059 | 45% Weight | 200% |
| **ROA** (adjusted for stimulus) | 1.45% | 1.70% | 1.90% | Actual 2.08% | 25% Weight | 200% |
| | | | | **WEIGHTED PAYOUT FOR COMPANY FINANCIAL PERFORMANCE** | | **140%** |

* When performance falls between two goal levels, the payout is calculated by linear interpolation.

The Discretionary/Strategic component provides the remaining 30% of the annual incentive awards and reflects a qualitative assessment of other financial, operational, and individual performance factors. To determine the CEO's annual incentive award, the Board discussed the CEO's performance during a meeting without the CEO in attendance.

| Named Executive Officer | Discretionary Payout Multiplier (30% of Award Total) | Company Payout Multiplier (70% of Award Total) | Total Payout Multiplier (% of Target) |
|---|---|---|---|
| Bradley C. Hanson | 50% | 200% | 155% |
| Glen W. Herrick | 150% | 200% | 185% |
| Brett L. Pharr | 150% | 200% | 185% |
| Anthony M. Sharett | 150% | 200% | 185% |
| Charles C. Ingram | 150% | 200% | 185% |
| Kia S. Tang | 150% | 200% | 185% |

### INCENTIVE AWARD PAYOUTS

The total incentive awards paid to the NEOs whose employment continued through the end of fiscal year 2021 are shown below.

| Named Executive Officer | Base Salary* | Target Incentive Level | Payout Multiplier | Actual Incentive Level | Actual Total Incentive* | Portion Paid in Cash* | Portion Paid in Equity* |
|---|---|---|---|---|---|---|---|
| Bradley C. Hanson | $ 867 | 100% | 155% | 155% | $ 1,343 | $ 1,343 | $ 0 |
| Glen W. Herrick | $ 489 | 75% | 185% | 139% | $ 678 | $ 678 | $ 0 |
| Brett L. Pharr | $ 420 | 180% | 185% | 333% | $ 1,399 | $ 466 | $ 932 |
| Anthony M. Sharett | $ 395 | 90% | 185% | 167% | $ 658 | $ 292 | $ 366 |
| Charles C. Ingram | $ 383 | 90% | 185% | 167% | $ 638 | $ 319 | $ 319 |
| Kia S. Tang** | $ 375 | 90% | 185% | 167% | $ 416 | $ 208 | $ 208 |

* Dollar values are in thousands and rounded

** Ms. Tang joined Meta on February 22, 2021, so actual incentive payouts have been prorated.

The equity portion of the incentive awards for fiscal year 2021 was delivered in restricted stock that will vest in three equal installments. One installment vested on the grant date of November 2, 2021, and the remaining two installments will vest on October 16 of 2022 and 2023, provided the NEO is still employed by Meta Financial. Recipients of restricted stock are entitled to receive dividends paid while the stock is unvested. SEC rules require that this equity award portion be included in the Summary Compensation Table in the year of grant, rather than the performance year. As a result, the amounts shown

above under "Portion Paid in Equity" do not appear as fiscal year 2021 compensation in the Summary Compensation Table, and, instead, the Summary Compensation Table includes as

fiscal year 2021 compensation the equity awards granted early in fiscal year 2021 as part of the annual incentive award for performance in fiscal year 2020.

## Long-Term Incentive Awards

For the CEO and CFO, a separate long-term incentive (LTI) award opportunity was implemented for fiscal year 2021, with the grant made shortly after the start of the fiscal year. Target opportunities were set as a multiple of base salary considering market competitive levels, the pay opportunities specified in

the two officers' employment agreements and other factors. The intent of the Compensation Committee is to review the LTI grant mix, performance measures and other key design features each year to determine the appropriate design for the next year's grant.

For the fiscal year 2021 LTI, the award opportunity was designed as shown below.

| Type of equity | Portion of whole LTI opportunity | Potential award amount | Vesting terms | Performance metrics |
|---|---|---|---|---|
| Performance shares | 75% | 0 to 200% of target | Cliff vest (to the extent earned) after completion of the three-year performance period | Three-year results for EPS (50%), return on equity (25%) and relative TSR (25%) |
| Performance-contingent restricted stock | 25% | 0 to 100% of target | Vest ratably over three years if earned | Annual capital goal |

For fiscal year 2021, the minimum annual capital goal of 8.0% was achieved, and therefore the first one-third of the fiscal 2021 performance-contingent restricted stock award vested.

| PERFORMANCE METRIC | WEIGHTING | | WHY METRIC WAS CHOSEN |
|---|---|---|---|
| **Earnings Per Share** | **50%** | ⟩ | This is a foundational measure of our overall profitability |
| **Return On Equity** | **25%** | ⟩ | This efficiency measure is used to ensure that our investments achieve desired returns, reflecting our net income divided by average total equity |
| **Relative TSR** | **25%** | ⟩ | This component provides direct alignment between pay and performance, with performance measured against financial services companies in the S&P SmallCap 600 (approximately 100 financial service companies, which are a subset of the S&P SmallCap 600) |

Target goals for the fiscal year 2021 financial metrics were based on our long-term strategic plan. The threshold goals were set at levels that the Committee determined would warrant an award of 50% of target and the maximum goals were set at levels warranting a payout of 200% of target. A similar process will

be followed for setting the financial goals for fiscal years 2022 and 2023. Relative TSR goals were set for Meta Financial's full 3-year TSR percentile rank within the financial services peer group noted above, with amounts earned as follows:

| Relative TSR Percentile Ranking | Payout Percentage |
|---|---|
| Below 30th percentile | 0% |
| 30th percentile (threshold) | 50% |
| 50th percentile (target) | 100% |
| 80th percentile (maximum) | 200% |

The payout percentage will be interpolated for performance between levels (if above threshold).

After comparing the EPS and ROE performance goals to Meta Financial's actual fiscal year 2021 results (shown below), the

Compensation Committee determined that performance was achieved above the maximum goal levels set at the start of the fiscal year. Final payouts for this award will be determined at the end of the three-year assessment period ending fiscal year 2023.

### PERFORMANCE SHARE UNIT CALCULATION

| Metric | Threshold | Target | Maximum | Actual | Weight |
|---|---|---|---|---|---|
| **EPS, Year 1** | $2.41 | $3.01 | $3.46 | Actual $4.38 | 50% Weight |
| **ROE, Year 1** | 10.0% | 11.5% | 13.5% | Actual 16.84% | 25% Weight |

As part of the strategy review conducted by the new CEO and leadership team, the LTI program was extended to all of the Executive Officer team beginning in fiscal year 2022, and the performance measures adjusted to focus solely on EPS goals to be set annually. EPS was identified as the best measure for assessing our success in delivering long-term profitable growth. This design was implemented to rally the new leadership team on one critical measure of creating shareholder value to provide the strongest motivational impact. Due to our ongoing business transformation and continued uncertainty surrounding the pandemic, we will set EPS goals at the start of each fiscal year, which reflects the challenges of setting reasonable multi-year goals. The number of shares earned will be determined at the end of the three-year period (after fiscal years 2022 through 2024) based on average of the three years' payout factors resulting from EPS goal achievement.

With the objective of applying the same focus on EPS performance for the one active officer (CFO) with fiscal year 2021 performance shares, the financial component for the two remaining performance years for those performance shares was changed to solely use EPS consistent with the fiscal year 2022 performance shares. This change did not impact the fiscal year 2021 EPS and ROE goals discussed above since the financial goals are set at the start of each fiscal year, and there was no change to the relative TSR component described above. As a result, the CFO's fiscal year 2021 performance shares award will align to the go-forward focus on EPS for fiscal year 2022 and 2023, while continuing to reward relative TSR performance.

Annually we will reevaluate our officer pay program to ensure the design best aligns to our strategy for the upcoming year and three-year periods. For the long-term incentive award opportunity, in the future, we may decide to move to the common pre-pandemic practice of setting full three-year financial goals at date of grant. However, at this time during the ongoing pandemic and compounding challenges on the supply chain, available labor talent and rising costs, it is not reasonable to set three-year goals as such goals would likely yield payouts that do not strongly align pay and performance.

## Summary Compensation Table Reconciliation of CEO Grant Year v. Performance Year

In accordance with SEC rules, the CEO's fiscal year 2021 pay shown in the Summary Compensation Table includes both the grant date fair value of the fiscal year 2021 LTI awards described above (to be earned for performance over fiscal years 2021 to 2023) and the grant date fair value of a restricted stock award granted in early fiscal year 2021 for fiscal year 2020 performance under the fiscal year 2020 annual incentive plan in the amount of about $761,000. As a result, the Compensation Committee does not believe that the Summary Compensation Table fully reflects the pay-for-performance design of the program. Had the SEC rules reported the restricted stock award granted for fiscal year 2020 performance as fiscal year 2020 compensation, the fiscal year 2021 total compensation of the CEO in the Summary Compensation Table would have been about $761,000 less than is currently shown.

For the CEO, below is a comparison of the target award opportunity and corresponding amount earned or granted for the respective year, regardless of the grant date. The amount in the shaded column is the amount that the SEC rules require to be shown as fiscal year 2021 compensation even though awarded by the Compensation Committee for fiscal year 2020 performance.

*$ in 000s and rounded*

| | Annual Incentive Plan Design | | | | | Long-Term Incentive Plan Design | | |
|---|---|---|---|---|---|---|---|---|
| Fiscal Year | Target Incentive | Payout Multiplier (% of Target) | Actual Incentive Level | Portion Paid in Cash | Portion Paid in Equity | Target Incentive | Performance Shares (75% Weighting) | Performance-Contingent Restricted Stock (25% Weighting) |
| 2020 | $ 2,247 | 54% | $ 1,217 | $ 456(1) | $ 761(2) | $ 0 | $ 0 | $ 0 |
| 2021 | $ 867 | 155% | $ 1,343 | $ 1,343 | $ 0 | $ 1,733 | $ 1,300(3) | $ 433(4) |

(1) Cash portion of fiscal year 2020 annual incentive that appears in the Non-equity Incentive Plan Compensation column for fiscal year 2020 (paid on November 13, 2020)

(2)  Equity portion of fiscal year 2020 annual incentive that appears in the Stock Awards column for fiscal year 2021 (granted November 6, 2020)
(3)  Grant date fair value of fiscal year 2021 performance shares award that appears in the Stock Awards column for fiscal year 2021 (granted November 2, 2020)
(4)  Grant date fair value of fiscal year 2021 performance-contingent restricted stock award that appears in the Stock Awards column for fiscal year 2021 (granted November 2, 2020)

## Executive Compensation Program Changes for Fiscal Year 2022

As discussed above, beginning in fiscal year 2022, all of the Executive Officer Team members, including the NEOs, will participate in the LTI plan which will assess and reward performance over the next three years (fiscal years 2022 to 2024). As part of moving the full Executive Officer Team to the LTI program, we focused the design on EPS, one of our primary financial measures and maintenance of a minimum level of capital in order to continue to focus and reward execution of our business transformation under the new leadership team. Next year's annual meeting proxy statement will provide further details about the fiscal year 2022 incentive design.

In addition, consistent with our philosophy with respect to base salary, annual cash incentive awards and long-term incentive awards as described above, and in consideration of the new and expanded roles taken by members of our Executive Officer Team in connection with our CEO transition, including the internal promotions of Mr. Pharr, Mr. Sharett and Ms. Theisen, the Compensation Committee determined the new base salary, target cash incentive and target equity incentive for our Executive Officer Team for fiscal year 2022. The target pay increases, as well as the design of the fiscal year 2022 cash incentive and LTI plans, were also established to rally the team under consistent designs with target pay levels structured to emphasize at-risk performance-based incentive opportunities. The fiscal year 2022 compensation for the NEOs is set forth below.

| | | Annual Cash Incentive Award Target | | Long-Term Equity Incentive Target | |
| --- | --- | --- | --- | --- | --- |
| Executive Officer | Fiscal Year 2022 Salary | % of Salary | $-Value | % of Salary | $-Value |
| Brett L. Pharr | $ 650,000 | 85% | $ 552,500 | 250% | $ 1,625,000 |
| Anthony M. Sharett | $ 500,000 | 80% | $ 400,000 | 160% | $ 800,000 |
| Glen W. Herrick | $ 525,000 | 90% | $ 472,500 | 160% | $ 840,000 |
| Charles C. Ingram | $ 400,000 | 60% | $ 240,000 | 60% | $ 240,000 |
| Kia S. Tang | $ 400,000 | 60% | $ 240,000 | 60% | $ 240,000 |

## Benefits

Meta Financial provides competitive core benefits to all employees, including the executive officers. We generally choose not to emphasize supplemental benefits for executive officers, preferring to provide greater incentive award opportunities instead. On a case-by-case basis and with prior approval by the Board, Meta Financial may provide additional benefits, or grandfather new or newly promoted executive officers under previous benefit plans. These instances will vary by executive and often will be influenced by factors such as position, responsibility, tenure, performance, and the circumstances surrounding the executive joining Meta Financial.

### Retirement Benefits

During fiscal year 2021, most MetaBank employees, including the NEOs, participated in the MetaBank National Association 401(k) Plan (the "401(k) Plan") and the Meta Financial Group, Inc. Employee Stock Ownership Plan (the "ESOP"). The NEOs and many other senior level employees also participated in the Supplemental Employees Investment Plan for Salaried

Employees (the "Benefit Equalization Plan") which provided for employer contributions to the extent the Internal Revenue Code limits the amounts that may be contributed to a participant's qualified retirement plan account.

To modernize and unify our benefits offerings, we stopped making contributions to the Benefit Equalization Plan in fiscal year 2021 and instead began offering a new Non-Qualified Deferred Compensation Plan (the "NQDC"). As with the Benefit Equalization Plan, the NQDC is a supplemental benefit plan that provides for employer contributions to the extent the Internal Revenue Code limits the amounts that may be contributed to a participant's qualified retirement plan account. As a result of this change in plans, MetaBank's retirement benefits will be unified under a single provider. Benefits payable under the NQDC are designed to be taxable as ordinary income at the time of distribution. For additional details, see "Nonqualified Deferred Compensation Plans For Fiscal Year 2021."

In addition, the ESOP was terminated effective September 30, 2021. The 401(k) Plan remains in place, with a raise from 4% to 6% on the employer match effective for the 2022 plan year.

## Perquisites and Other Personal Benefits

To better enable Meta Financial to attract and retain superior employees for key positions, we provide the NEOs with limited perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with Meta Financial's overall compensation program. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to NEOs.

Attributed costs of the perquisites and personal benefits for the NEOs for fiscal year 2021 are included in the "Summary Compensation Table" below. The costs shown are for items such as personal use of a company-paid country club membership, and tax gross-ups for non-cash perquisites, such as gift cards. These amounts are taxable income to the recipients. Meta Financial generally receives a corresponding compensation deduction (subject to the limitations of Internal Revenue Code Section 162(m) described below).

## Compensation Risk Analysis

The Compensation Committee has reviewed Meta Financial's compensation practices to ensure that the compensation structure, as designed and executed, does not motivate excessive risk-taking that could have a material adverse effect on Meta Financial. After conducting the review, which included a summary analysis by the independent consultant, the Compensation Committee concluded that Meta Financial's incentive programs do not motivate or encourage unnecessary or excessive risk-taking. This conclusion reflected a review

of various factors, such as Meta Financial's balanced pay philosophy; use of multiple incentive award types and performance measures aligned to company strategy, including the new LTIP that rewards performance over a three-year period; inclusion of caps on potential incentive payouts; and stock ownership guidelines. The Compensation Committee will continue to review and monitor our compensation programs to ensure they do not motivate excessive risk-taking that could have a material adverse effect on Meta Financial.

## Compensation-Related Policies

### Stock Ownership Guidelines

Meta Financial has adopted stock ownership guidelines that require executives to hold equity valued at a specified multiple of base salary. Executives have five years from the date they become subject to these guidelines to comply. Holdings counted toward the guidelines include: (1) shares of stock owned individually, jointly, or in trusts controlled by the employee or by immediate family members residing in the same

household; (2) unvested restricted stock and restricted stock units; and (3) shares owned in a Meta Financial benefit plan, whether vested or not. All the NEOs whose employment is continuing have either achieved the minimum stock ownership requirement or are making appropriate progress toward that requirement.

| Named Executive Officer | Stock Ownership Target as a Multiple of Salary | Actual Stock Ownership Level as a Multiple of Salary[1] |
|---|---|---|
| Brett L. Pharr | 5x | 4.3x |
| Glen W. Herrick | 3x | 13.7x |
| Anthony M. Sharett | 3x | 3.3x |
| Charles C. Ingram | 1x | 3.1x |
| Kia S. Tang | 1x | 2.1x |

(1) Presented as of the Record Date.

### Clawback Policy

Meta Financial has a "clawback" policy that applies to our officers. Under this policy, in the event (i) Meta Financial is required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws where an officer engaged in fraud or intentional misconduct that materially contributes to

the accounting restatement or (ii) an officer engages in certain "detrimental conduct" (as defined in the policy) that does not result in an accounting restatement, Meta Financial may seek recovery of any overpayment of cash and equity incentive-based compensation that was granted after adoption of the policy.

### No Pledging and Hedging of Company Stock

Pursuant to Meta Financial's Insider Trading Policy, directors, executive officers and, certain other employees and other individuals, including contractors and consultants, who have access to material nonpublic information concerning Meta Financial, are prohibited from engaging in short-term transactions involving, and short sales of, Meta Financial Common Stock. These specified individuals also are prohibited from purchasing Meta Financial Common Stock on margin, borrowing against Meta Financial Common Stock held in a margin account, pledging Meta Financial common stock as collateral for a loan, or engaging in any transactions to hedge or offset any decrease in the market value of Meta Financial Common Stock. For any covered individual, these restrictions extend to family members, other individuals living in the same household, and entities over which they exercise control.

### Tax Considerations

Internal Revenue Code Section 162(m) limits the deductibility of compensation in excess of $1 million paid to certain covered employees (generally including the NEOs) in any calendar year. As a result, compensation paid in excess of $1 million to our NEOs, generally, will not be deductible. The Compensation Committee designs compensation programs that are intended to be in the best long-term interests of Meta Financial and our stockholders, with deductibility of compensation being one of several factors taken into account.

## Employment Agreements

Meta Financial does not currently have employment agreements with any of its NEOs. Its employment agreements with former CEO Bradley C. Hanson and CFO Glen W. Herrick terminated after the end of fiscal year 2021, as described below.

On November 1, 2021, Mr. Herrick's Employment Agreement dated October 1, 2020 with Meta Financial and MetaBank was terminated in its entirety, although his employment continued. Mr. Herrick executed a general release and discharge of all claims arising under his Employment Agreement, including a release of all rights to any termination payments and to all provisions that purport to survive termination.

On September 1, 2021, Mr. Hanson entered into a Transition and General Release Agreement (the "Transition Agreement") with Meta Financial and MetaBank, pursuant to which he retired from his positions and terminated his employment effective immediately after September 30, 2021. He remained eligible to receive his annual incentive bonus for fiscal year 2021. Subject generally to Mr. Hanson's compliance with the terms of the Transition Agreement (including his continued compliance with the restrictive covenants contained in his employment agreement dated October 1, 2020), the termination of Mr. Hanson's employment will constitute a retirement for purposes of all outstanding grants of equity-based compensation held by Mr. Hanson.

From October 1, 2021 through December 31, 2022 (the "Advisory Period"), Mr. Hanson has agreed to provide consulting services to Meta as a Strategic Advisor, subject generally to either party's ability to terminate the Advisory Period for any reason upon at least a 60 day notice to the other party. As Strategic Advisor, Mr. Hanson will provide certain advisory services to the Board and to Mr. Pharr, Mr. Hanson's successor as CEO. During the Advisory Period, Mr. Hanson will receive a consulting fee of $57,500 per month.

The employment agreements for Messrs. Hanson and Herrick which were in effect during fiscal year 2021 but terminated on September 30, 2021 and November 1, 2021, respectively, provided, among other things, for a minimum base salary, incentive compensation opportunities under Meta Financial's Annual Incentive Plan ("AIP") and LTIP, and severance, change in control and other benefits. The agreements also included non-solicitation and non-competition obligations and other restrictive covenants applicable to the employees. For the performance-based AIP, Mr. Hanson was entitled to a target payout of 100% of base salary, and Mr. Herrick was entitled to a target payout of 75% of base salary. LTIP award opportunities were based on the achievement of performance goals and, in some cases, service vesting requirements specified in the applicable award agreements. For the LTIP, Mr. Hanson was entitled to target opportunities equal to 200% of base salary, and Mr. Herrick was entitled to target opportunities equal to 125% of base salary. Additional information regarding these terminated employment agreements can be found in our fiscal 2021 annual meeting proxy statement filed with the SEC.

## Post-Employment: Change in Control and Severance Arrangements

Under the terms of Meta Financial's equity-based compensation plans and employment agreements that were effective as of September 30, 2021, as applicable, the NEOs are entitled to payments and benefits on the occurrence of specified events, including termination of employment and a change in control of Meta Financial. The Compensation Committee analyzed the terms of similar arrangements for comparable executive officers at some of Meta Financial's peers in determining an appropriate level of compensation and benefits in the event of a change in control or separation of employment. Additionally, the Compensation Committee considered market practices and recommended pay practices by institutional investor advisory firms, including requiring double triggers for certain severance benefits and vesting of equity.

An estimate of the compensation that would have been payable had change-in-control terms been triggered as of 2021 fiscal-year end under employment agreements then in effect, and the related terms of such agreements, are described in the section entitled "Potential Payments Upon Termination or Change in Control." Meta's new Executive Severance Pay Policy is also described in that section.

# COMPENSATION TABLES

The following table sets forth compensation information for each of the fiscal years ended September 30, 2019, 2020, and 2021, for Meta Financial's named executive officers.

## Summary Compensation Table[1]

| Name and Principal Position[1] | Year | Salary ($) | Bonus ($) | Stock Awards ($)[2][3] | Non-Equity Incentive Plan Compensation ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|
| **Bradley C. Hanson** President and CEO of Meta Financial Group and Co-President and CEO of MetaBank | 2021 | 866,745 | — | 2,494,513 | 1,343,455 | 335,632 | 5,040,345 |
| | 2020 | 841,500 | — | 1,842,368 | 456,000 | 566,092 | 3,705,960 |
| | 2019 | 825,000 | — | 1,768,789 | 1,105,406 | 456,328 | 4,155,523 |
| **Glen W. Herrick** EVP and CFO of Meta Financial Group and MetaBank | 2021 | 488,520 | — | 881,678 | 678,000 | 146,094 | 2,194,292 |
| | 2020 | 474,300 | — | 657,327 | 190,000 | 203,467 | 1,525,094 |
| | 2019 | 465,000 | — | 578,233 | 460,119 | 193,564 | 1,696,916 |
| **Brett L. Pharr** Co-President and Chief Operating Officer of MetaBank | 2021 | 420,000 | — | 106,323 | 466,000 | 38,453 | 1,030,775 |
| | 2020 | 367,423 | — | 213,354 | 76,973 | 17,127 | 674,877 |
| | 2019 | 201,923 | 25,000 | 486,000 | 106,043 | 123,413 | 942,379 |
| **Anthony M. Sharett** EVP and Chief Legal & Compliance Officer, Corporate Secretary of Meta Financial Group and MetaBank | 2021 | 395,187 | — | 242,740 | 292,000 | 27,546 | 957,473 |
| | 2020 | 367,385 | — | 107,280 | 77,477 | 2,334 | 554,476 |
| **Charles C. Ingram** EVP and CIO of Meta Financial Group and MetaBank | 2021 | 383,100 | — | 432,092 | 319,000 | 24,407 | 1,158,599 |
| | 2020 | 180,289 | — | — | 38,672 | 300 | 219,261 |
| | | | | | | | — |
| **Kia S. Tang** EVP and Chief People & Inclusion Officer of Meta Financial Group and MetaBank | 2021 | 216,346 | 100,000 | 440,400 | 208,000 | 6,352 | 971,098 |
| **Sheree S. Thornsberry (former)** EVP and Head of Payment of Meta Financial Group and MetaBank | 2021 | 258,647 | — | 96,686 | — | 1,058,567 | 1,413,900 |
| | 2020 | 397,800 | — | 225,528 | 96,665 | 121,889 | 841,882 |
| | 2019 | 390,000 | — | 191,765 | 225,525 | 56,385 | 863,675 |
| **Shelly A. Schneekloth (former)** EVP and Chief Operations Officer of Meta Financial Group and MetaBank | 2021 | 111,808 | — | 78,497 | — | 899,876 | 1,090,181 |
| | 2020 | 387,600 | — | 183,131 | 78,489 | 67,592 | 716,812 |
| | 2019 | 361,154 | — | 112,493 | 183,119 | 55,697 | 712,463 |

(1) The positions listed were those held as of September 30, 2021. As of October 1, 2021, Mr. Hanson retired from his employment with Meta Financial Group and MetaBank, Mr. Pharr was appointed Chief Executive Officer of Meta Financial Group and MetaBank, and Mr. Sharett was appointed President of Meta Financial Group and MetaBank.

(2) Awards reflect the aggregate grant date fair value of awards. The assumptions used in the calculation of these amounts are disclosed in Note 16 to our Consolidated Financial Statements included in our fiscal 2021 Annual Report on Form 10-K. In valuing the PSU awards, we assumed the probable achievement of the target levels for the primary performance goals. For the portion of PSU awards to be earned based on relative TSR, the grant date fair value is based on a Monte Carlo simulation that determines the likely payout of the award. For the PSU awards granted in November 2020, the value of the awards as of the grant date, assuming the highest level of performance conditions would be achieved (which is 200% of the target awards) is as follows: Mr. Hanson, $2,600,235; and Mr. Herrick, $915,975.

(3) Includes bonuses paid in shares of restricted stock on November 06, 2020 with respect to the fiscal year ended September 30, 2020, one third of which vested immediately on November 06, 2020, and the remaining tranches vesting each of October 16, 2021, and 2022. Includes performance share units at target value granted to Messers. Hanson and Herrick on November 02, 2020 with respect to the fiscal year ended September 30, 2021, with a grant date target value of $1,300,118 for Mr. Hanson and $457,988 for Mr. Herrick, with cliff vesting occurring on September 30, 2023. Includes performance based restricted stock awards granted to Messers. Hanson and Herrick on November 02, 2020 with respect to the fiscal year ended September 30, 2021, with one-third vesting on each September 30, 2021, 2022 and 2023, with grant date fair values of $433,382 for Mr. Hanson and $152,670 for Mr. Herrick. For Mr. Sharett, includes shares of restricted stock awarded on January 20, 2021, with a grant date fair value of $157,360, of which one-fourth vests each on October 16, 2021, 2022, 2023 and 2024. For Mr. Ingram, includes shares of restricted stock awarded on January 20, 2021, with a grant date fair value of $393,400, of which one-fourth vests each on October 16, 2021, 2022, 2023 and 2024. For Ms. Tang, includes shares of restricted stock awarded on February 22, 2021, with a grant date fair value of $440,400, of which one-fourth vested on March 23, 2021, one-fourth vesting on October 16, 2021, one-fourth vesting on October 16, 2022, and one-fourth vesting on October 16, 2023.

(4) SEC rules require the Summary Compensation Table to include in each year's amount the cash portion of the annual incentive award earned during the year, but a portion of the award for certain NEOs may be delivered as an award of time-vesting restricted stock granted early in the following fiscal year. Therefore, the Summary Compensation Table does not present a complete picture of the company's pay-for-performance program. See "Compensation discussion and analysis" beginning on page 33 for a discussion about how the Committee viewed its 2021 compensation decisions for the named executive officers.

(5) For Mr. Hanson, includes $209,220 as a Company contribution to the Benefit Equalization Plan, $54,313 as the personal portion of country club membership costs, $42,390 in dividends paid on unvested restricted stock shares, $18,095 as a Company contribution to the MetaBank National Association 401(k) Plan, $11,400 as a Company contribution to the Meta Financial Employee Stock Ownership Plan, and $214 in tax gross up payments related to a gift card distributed to all employees.

For Mr. Herrick, includes $89,062 as a Company contribution to the Benefit Equalization Plan, $22,859 in dividends paid on unvested restricted stock shares, $16,066 as a Company contribution to the MetaBank National Association 401(k) Plan, $11,400 as a Company contribution to the Meta Financial Employee Stock Ownership Plan, $6,493 for the personal portion of country club membership costs, and $214 in tax gross up payments related to a gift card distributed to all employees.

For Mr. Ingram, includes $14,755 as a Company contribution to the MetaBank National Association 401(k) Plan, $7,706 as a Company contribution to the Meta Financial Employee Stock Ownership Plan, $1,132 in dividends paid on unvested restricted stock shares, $600 in cell phone reimbursements, and $214 in tax gross up payments related to a gift card distributed to all employees.

For Mr. Pharr, includes $15,415 as a Company contribution to the MetaBank National Association 401(k) Plan, $11,400 as a Company contribution to the Meta Financial Employee Stock Ownership Plan, $6,494 as a Company contribution to the Benefit Equalization Plan, $4,329 in dividends paid on unvested restricted stock shares, $600 in cell phone reimbursements, and $214 in tax gross up payments related to a gift card distributed to all employees.

For Ms. Tang, includes $5,327 as a Company contribution to the MetaBank National Association 401(k) Plan, $875 in dividends paid on unvested restricted stock shares, and $150 in cell phone reimbursements.

For Mr. Sharett, includes $11,600 as a Company contribution to the MetaBank National Association 401(k) Plan, $11,400 as a Company contribution to the Meta Financial Employee Stock Ownership Plan, $2,891 in dividends paid on unvested restricted stock shares, $1,440 in amounts received in lieu of health insurance benefits, and $214 in tax gross up payments related to a gift card distributed to all employees.

For Ms. Thornsberry, includes $1,012,409 in accrued severance payments, $35,017 as a Company contribution to the Benefit Equalization Plan, $9,752 as a Company contribution to the MetaBank National Association 401(k) Plan, $1,175 in dividends paid on unvested restricted stock shares, and $214 in tax gross up payments related to a gift card distributed to all employees.

For Ms. Schneekloth, Includes $821,442 in severance payments, $51,794 in Benefit Equalization Plan disbursements, $22,703 as a Company contribution to the Benefit Equalization Plan, $2,769 as a Company contribution to the MetaBank National Association 401(k) Plan, $530 in dividends paid on unvested restricted stock shares, $489 in tax gross up payments related to gift cards, and $150 in cell phone reimbursements.

# Grants of Plan Based Awards[1]

The following table sets forth information concerning stock awards made during the fiscal year ended September 30, 2021, for Meta Financial's named executive officers.

| | | | Cash | | | Equity | | | | |
| | | | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[3] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[4] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($) |
| Name | Type of Award[2] | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Bradley C. Hanson | FY21PSU | 11/2/2020 | — | — | — | 22,548 | 45,097 | 90,194 | — | 1,300,118 |
| | FY21RSA | 11/2/2020 | — | — | — | — | 14,676 | — | 14,676 | 433,382 |
| | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 25,982 | 761,013 |
| | CASH | | 433,373 | 866,745 | 1,603,478 | — | — | — | — | — |
| Glen W. Herrick | FY21PSU | 11/2/2020 | — | — | — | 7,944 | 15,887 | 31,772 | — | 457,988 |
| | FY21RSA | 11/2/2020 | — | — | — | — | 5,170 | — | 5,170 | 152,670 |
| | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 9,253 | 271,020 |
| | CASH | | 183,195 | 366,390 | 677,822 | — | — | — | — | — |
| Brett L. Pharr | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 3,630 | 106,323 |
| | CASH | | 126,000 | 252,000 | 466,200 | — | — | — | — | — |
| Anthony M. Sharett | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 2,915 | 85,380 |
| | FY21ADD | 01/20/2021 | — | — | — | — | — | — | 4,000 | 157,360 |
| | CASH | | 79,037 | 158,075 | 292,438 | — | — | — | — | — |
| Charles C. Ingram | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 1,321 | 38,692 |
| | FY21ADD | 1/20/2021 | — | — | — | — | — | — | 10,000 | 393,400 |
| | CASH | | 86,198 | 172,395 | 318,931 | — | — | — | — | — |
| Kia S. Tang | FY21HIRE | 2/22/2021 | — | — | — | — | — | — | 10,000 | 440,400 |
| | CASH | | 56,250 | 112,500 | 208,125 | — | — | — | — | — |
| Sheree S. Thornsberry | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 3,301 | 96,686 |
| Shelly A. Schneekloth | FY20RSA | 11/6/2020 | — | — | — | — | — | — | 2,680 | 78,497 |

(1) Amounts presented under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" reflect range of what was eligible to be earned based upon performance. Amounts presented under "All Other Stock Awards" and having a grant date of 11/06/2020 reflect equity amounts earned for fiscal year 2020. Please see the "Compensation Discussion and Analysis for Fiscal Year 2021" section of this document for discussion of cash and equity amounts earned during fiscal year 2021.

(2)

| Type of Award | Description |
|---|---|
| CASH | Cash portion of FY2021 award |
| FY20RSA | Time-vesting restricted stock award as part of 2020 incentive award, one-third of which vested on November 6, 2020, and remaining one-thirds vesting on each October 16, 2021, and 2022 |
| FY21HIRE | Time-vesting restricted stock awards granted pursuant to executive's hire, one-quarter of which vested March 23, 2021, and remaining one-quarters vesting on each October 16, 2021, 2022 and 2023 |
| FY21ADD | Time-vesting restricted stock award granted, one-quarter of which vest each October 15, 2021, 2022, 2023 and 2024 |
| FY21RSA | Performance based restricted stock awards with one-third vesting on each September 30, 2021, 2022 and 2023 |
| FY21PSU | Three-year cliff vesting performance share unit award for the performance period beginning 10/01/2020 with vesting date of September 30, 2023 |

(3) Represents cash incentive award pursuant to the executive's bonus metrics for the Fiscal Year, as discussed above in "Compensation Discussion & Analysis for Fiscal Year 2021 – Cash Incentive Awards".

(4) Awards reflect the aggregate grant date fair value of awards. The assumptions used in the calculation of these amounts are disclosed in Note 16 to our Consolidated Financial Statements included in our fiscal 2021 Annual Report on Form 10-K.

# Outstanding Equity Awards at Fiscal Year-End 2021

The following table sets forth information as of September 30, 2021, concerning unvested restricted stock held by Meta Financial's named executive officers.

| Name | Stock Awards | | | |
|---|---|---|---|---|
| | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value Of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2] |
| Bradley C. Hanson | 149,988[3] | 7,871,370 | 99,978[4] | 2,880,155 |
| Glen W. Herrick | 102,767[5] | 5,393,212 | 35,218[6] | 1,014,596 |
| Brett L. Pharr | 19,483[7] | 1,022,468 | — | — |
| Anthony M. Sharett | 13,943[10] | 731,729 | — | — |
| Charles C. Ingram | 10,880[8] | 570,982 | — | — |
| Kia S. Tang | 7,500[9] | 393,600 | — | — |
| Sheree S. Thornsberry | — | — | — | — |
| Shelly A. Schneekloth | — | — | — | — |

(1) The dollar value of the awards is calculated using the closing market price of $52.48 per share of our unrestricted common stock on September 30, 2021.

(2) Performance share units are reflected at maximum value and performance-based restricted stock awards are reflected at target value, all based on performance through the end of the last fiscal year. Performance share units granted in 2020 will vest in full, if at all, in the last quarter of 2023 after completion of the three-year performance period ending September 30, 2023. Performance-based restricted stock awards granted in 2020 will vest ratably in one-third share increments on each September 30, 2022 and 2023 if Basel III capital ratios are maintained. For a full discussion of performance based awards, please see the "Compensation Discussion and Analysis" section.

(3) Of these shares, 37,497 shares vest on each October 1 for years 2021 through 2024 and 4,892 shares vest each on September 30 for years 2022 and 2023.

(4) Of these units and shares, 90,194 are performance share units and 9,784 are performance-based restricted stock awards.

(5) Of these shares, 22,500 shares vest on each October 1 for years 2021 through 2024; 9,683 shares vest on October 16, 2021; 1,723 shares vest on each September 30 for years 2022 and 2023; and 3,084 shares vest on October 16, 2022.

(6) Of these units and shares, 31,772 are performance share units and 3,446 are performance-based restricted stock awards.

(7) Of these shares, 4,000 shares vest on each February 25 for years 2022 through 2024; 2,000 shares vest on each October 15 for years 2021 and 2022; 2,274 shares vest on October 16, 2021; and 1,209 shares vest on October 16, 2022.

(8) Of these shares, 2,940 shares vest on each October 16 for years 2021 through 2022; and 2,500 shares vest on each October 16 for years 2023 and 2024.

(9) Of these shares, 2,500 shares vest on each October 16 for years 2021 through 2023.

(10) Of these shares, 2,000 shares vest on each September 23 for years 2022 and 2023; 2,000 shares vest on each October 15 for years 2021 and 2022; 1,972 shares vest on October 16, 2021; and 1,000 shares vest on each October 16 for years 2021 through 2024.

# Option Exercises and Stock Vested for Fiscal Year 2021

The following table sets forth information concerning stock options and restricted stock held by Meta Financial's named executive officers that were exercised or vested, as applicable, during the fiscal year ended September 30, 2021.

| Name | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| Bradley C. Hanson | — | — | 86,539 | 1,932,606 |
| Glen W. Herrick | — | — | 39,858 | 866,686 |
| Brett L. Pharr | — | — | 8,276 | 282,169 |
| Anthony M. Sharett | — | — | 4,972 | 177,470 |
| Charles C. Ingram | — | — | 441 | 12,917 |
| Kia S. Tang | — | — | 2,500 | 112,375 |
| Sheree S. Thornsberry | — | — | — | — |
| Shelly A. Schneekloth | — | — | — | — |

(1)  The value realized on exercise is calculated by multiplying the number of shares acquired on exercise by the difference between the price per share of Meta Financial Common Stock, as reported on the NASDAQ Stock Market, on the date of exercise, and the market value on the date of grant.

(2)  Reflects the market value of the stock awards on the date of vesting, which for each of the awards equals the per share closing price of Meta Financial Common Stock as reported by the NASDAQ Stock Market on the vesting date (or the previous Friday if the vesting date fell on a weekend).

# Retirement Benefits, Nonqualified Defined Contribution, and Other Nonqualified Deferred Compensation Plans

## Nonqualified Deferred Compensation Plans for Fiscal Year 2021

| Name | Executive Contributions in Last Fiscal Year ($) | Company Contributions in Last Fiscal Year ($)[1] | Aggregate Earnings in Last Fiscal Year ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year End ($) |
| --- | --- | --- | --- | --- | --- |
| Bradley C. Hanson | — | 209,200 | 59,066 | — | 1,828,671 |
| Glen W. Herrick | — | 89,062 | (6,313) | — | 556,786 |
| Brett L. Pharr | — | 6,494 | (89) | — | 6,405 |
| Anthony M. Sharett | — | — | — | — | — |
| Charles C. Ingram | — | — | — | — | — |
| Kia S. Tang | — | — | — | — | — |
| Sheree S. Thornsberry | — | 35,017 | 19,409 | — | 140,144 |
| Shelly A. Schneekloth | — | 22,703 | — | 51,885 | — |

(1)  Company contributions to the Benefit Equalization Plan are reported as "All Other Compensation" in the Summary Compensation Table.

The table above shows the NEOs' benefits under the Benefit Equalization Plan. As discussed under "Retirement Benefits" in the Compensation Discussion & Analysis, the Benefit Equalization Plan was terminated as of the end of fiscal year 2021, and future contributions will instead be made to the newly established NQDC beginning in fiscal year 2022. Previously credited balances under the Benefit Equalization Plan will continue to be administered under that plan until paid.

Under the Benefit Equalization Plan, NEOs and certain other eligible employees were credited with employer contributions equal to the matching contributions that they would have received under the 401(k) Plan but for certain required limits under the Internal Revenue Code (related to compensation and amount of contributions permitted under the 401(k) Plan). Participants were not permitted to make any elective deferrals of salary or annual cash incentives to the Benefit Equalization Plan.

The amounts credited are adjusted for earnings based on the participant's election from a menu of notional investment choices based on publicly available mutual funds covering a range of investment categories, including target date funds, similar to the 401(k) Plan. But unlike the 401(k) Plan, the Benefit Equalization Plan is an unfunded, unsecured arrangement, and a participant's right to receive benefits under the Benefit Equalization Plan are no greater than the claims of a general creditor of Meta Financial. A participant's account balance will be paid in a lump sum when the participant separates from service with Meta Financial, subject to a 6-month payment delay for certain participants (including the NEOs) as required by Section 409A of the Internal Revenue Code.

The Benefit Equalization Plan is a nonqualified deferred compensation plan available to employees who have eligible earnings in excess of the Internal Revenue Code compensation limit that applies under the 401(k) plan. Employer contributions are made annually into the Plan into which the employee is immediately vested and the employee has the ability to direct funds into approved investment accounts. Upon the seventh month of termination from the company, a lump sum payment is distributed.

## Potential Payments Upon Termination or Change in Control

The following table sets forth the payments and benefits that would be received by Messrs. Hanson, Herrick, Pharr, Sharett and Ingram and Ms. Tang in the following scenarios (assuming such event occurred on September 30, 2021): (i) a termination of employment due to death or disability, (ii) a termination without cause or for good reason or due to death or disability proximate to a change in control of Meta Financial (as discussed in Note 2 to the table below), or (iii) an involuntary termination without cause or voluntary termination for good reason. A voluntary termination without good reason or a termination for cause would not result in any payments or other benefits of the amounts described in the table below. Each listed NEO would be entitled to receive other payments and benefits upon termination of employment to which they were already entitled

or vested in on such date, under any employment contract, plan or other arrangement of Meta Financial, including amounts under retirement programs, in accordance with their terms (the "non-severance benefits"). Such non-severance benefits are not detailed in this section. The payments described in this section with respect to each of Messrs. Hanson, Herrick, Pharr, Sharett and Ingram and Ms. Tang would be over and above any non-severance benefits to which such NEO may be entitled.

Compensation paid to each of these NEOs, including under any employment contract, plan, or retirement program, is also subject to certain regulatory requirements regarding the payment of compensation to such NEOs and may be subject to clawbacks under certain circumstances.

| Name | Benefit | Death or Disability ($) | Change of Control ($)[1] | Termination without "Cause" or for "Good Reason" ($)[2] |
|---|---|---|---|---|
| Bradley C. Hanson | Cash severance[3] | 3,466,980 | 3,466,980 | 3,466,980 |
| | Annual Performance Bonus[4] | 1,343,455 | 1,343,455 | 1,343,455 |
| | Acceleration of Equity Awards[5] | 4,647,558 | 10,521,085 | 4,617,558 |
| | Company payment of COBRA premiums[6] | 50,006 | 50,006 | 50,006 |
| | **TOTAL** | **9,507,999** | **15,381,526** | **9,477,999** |
| Glen W. Herrick | Cash severance[3] | 1,709,820 | 1,709,820 | 1,709,820 |
| | Annual Performance Bonus[4] | 678,000 | 678,000 | 678,000 |
| | Acceleration of Equity Awards[5] | 2,122,134 | 5,664,564 | 2,122,134 |
| | Company payment of COBRA premiums[6] | 50,006 | 50,006 | 50,006 |
| | **TOTAL** | **4,559,960** | **8,102,390** | **4,559,960** |
| Brett L. Pharr | Cash severance | — | — | — |
| | Annual Performance Bonus | — | — | — |
| | Acceleration of Equity Awards[5] | 1,022,468 | 1,022,468 | 1,022,468 |
| | Company payment of COBRA premiums | — | — | — |
| | **TOTAL** | **1,022,468** | **1,022,468** | **1,022,468** |
| Anthony M. Sharett | Cash Severance | — | — | — |
| | Annual Performance Bonus | — | — | — |
| | Acceleration of Equity Awards[5] | 731,729 | 731,729 | 731,729 |
| | Company payment of COBRA premiums | — | — | — |
| | **TOTAL** | **731,729** | **731,729** | **731,729** |

| Name | Benefit | Death or Disability ($) | Change of Control ($)(1) | Termination without "Cause" or for "Good Reason" ($)(2) |
|---|---|---|---|---|
| Charles C. Ingram | Cash severance | — | — | — |
| | Annual Performance Bonus | — | — | — |
| | Acceleration of Equity Awards(5) | 570,982 | 570,982 | 570,982 |
| | Company payment of COBRA premiums | — | — | — |
| | **TOTAL** | **570,982** | **570,982** | **570,982** |
| Kia S. Tang | Cash severance | — | — | — |
| | Annual Performance Bonus | — | — | — |
| | Acceleration of Equity Awards(5) | 393,600 | 393,600 | 393,600 |
| | Company payment of COBRA premiums | — | — | — |
| | **TOTAL** | **393,600** | **393,600** | **393,600** |

(1) For each of Messrs. Hanson and Herrick, under such executive officer's employment agreement in effect on September 30, 2021, the difference between a termination without cause, resignation, for good reason, termination due to death or disability proximate to (discussed below) a change in control as compared to such a termination that is not proximate to a change in control, is that a termination under such circumstances proximate to a change in control would provide the executive officer with accelerated vesting of all equity awards (regardless of whether any performance conditions have been met). Under each executive officer's employment agreement, if any payments or benefits constitute "parachute payments" within the meaning of Code Section 280G that would be subject to the excise tax imposed under Code Section 4999, the executive officer's employment agreement provides that, prior to making such payments, a calculation will be made comparing (x) the "net benefit" to the executive officer of the parachute payments after payment of the excise tax to (y) the net benefit to the executive officer if the parachute payments are limited to the extent necessary to avoid being subject to the excise tax. Only if the amount calculated under (x) above is less than the amount under (y) above will the parachute payments be reduced to the minimum extent necessary to ensure that no portion of the payments is subject to the excise tax.

(2) In the event of an involuntary termination without cause or a resignation for good reason, the employment agreements for each of Messrs. Hanson and Herrick in effect on September 30, 2021 require the execution and non-revocation of a release of claims.

(3) Under the respective employment agreements for each of Messrs. Hanson and Herrick in effect on September 30, 2021, such individual would be entitled to cash payments equal to the sum of (a) two-times the executive officer's annual base salary (at the rate in effect at the time of termination), and (b) two-times the executive officer's target annual bonus (according to the percentage of base salary in effect at the time of termination), if any, which will be aggregated and paid in a lump sum cash payment within sixty (60) days following the termination date, and subject to required deductions for state and federal withholding tax, social security and all other applicable employment taxes and required deductions.

(4) Under the respective employment agreements for each of Messrs. Hanson and Herrick in effect on September 30, 2021, if such individual is terminated on or after six months following the beginning of the fiscal year in which the termination occurs, such individual would be entitled to a pro-rata bonus payment equal to the product of (x) the annual bonus that the executive officer would have earned for the fiscal year in which the termination occurs based on achievement of the applicable performance goals for such fiscal year and (y) a fraction, the numerator of which is the number of days that the executive officer was employed by Meta Financial during the fiscal year in which the termination occurs and the denominator of which is the total number of days in such fiscal year. The amounts presented are based upon actual bonus payments in both cash and equity for fiscal year 2021.

(5) The amounts represent the value of accelerated unvested shares of restricted stock (and with respect to such shares of restricted stock subject to vesting based upon performance criteria, the assumed achievement of such criteria for only the year in which the termination occurs), calculated by multiplying the number of unvested shares of restricted stock held by the executive officers by $52.48, the closing price of Meta Financial's Common Stock on September 30, 2021. Certain outstanding equity compensation awards, other than stock options and stock appreciation rights, that were granted by Meta Financial to each of Messrs. Hanson and Herrick, that were intended to constitute performance-based compensation under Code Section 162(m), and that were otherwise scheduled to vest in a year subsequent to the year of termination of executive officer's employment, will remain outstanding and fully vest upon satisfaction of the applicable performance requirements underlying such awards, notwithstanding any service requirement; provided, that, if the termination is proximate to a change of control, as described in note (2) to this table, all outstanding equity awards will immediately vest, regardless of whether the performance measures have been met. Any outstanding equity-based compensation awards, including stock options and stock appreciation rights, that were granted by Meta Financial to the executive officer and that are not intended to qualify as performance-based compensation under Code Section 162(m), vest upon a change in control (whether or not in connection with a termination of employment for any reason), and with respect to restricted stock awards, vesting also occurs upon retirement, death or disability (as such terms are defined in the grant agreements and the 2002 Plan) and involuntary termination without cause.

(6) Under the respective employment agreements for each of Messrs. Hanson and Herrick in effect on September 30, 2021, following a termination due to death, disability, termination without cause or resignation for good reason, Meta Financial is required to pay the premiums necessary to continue the executive officer's group health care coverage (i.e. medical, dental and vision, to the extent applicable) for a period up to twenty-four months following the executive officer's termination of employment. For purposes of this table, monthly premiums were assumed to be $2,084 based on the COBRA rate for family coverage in effect on September 30, 2021.

Mr. Hanson's employment agreement in effect on September 30, 2021 was terminated effective October 1, 2021 in connection with his retirement. Pursuant to the Transition Agreement entered into on September 1, 2021, the "Transition Agreement") Mr. Hanson has agreed to provide consulting services to Meta as a Strategic Advisor from October 1, 2021 through December 31, 2022, subject generally to either party's ability to terminate for any reason upon at least a 60 day notice to the other party. Mr. Hanson will receive a consulting fee at a rate of $57,500 per month while providing such consulting services. Subject to Mr. Hanson's compliance with the terms of the Transition Agreement (including his continued compliance with the restrictive covenants contained in his employment agreement), the termination of Mr. Hanson's employment constitutes a retirement for purposes of his outstanding equity-based compensation awards. Mr. Hanson would not be entitled to severance in the event the Transition Agreement is terminated prior to December 31, 2022.

Ms. Thornsberry's employment with MetaBank terminated effective May 7, 2021. Pursuant to a Severance and General Release Agreement (the "Thornsberry Severance Agreement"), subject to her compliance with confidentiality, non-solicitation, non-competition and non-disparagement provisions, MetaBank will pay Ms. Thornsberry $409,734, which equals twelve months of her gross weekly base compensation, $368,761 of incentive compensation, $10,000 for outplacement services, and an amount equal to the number of any remaining shares of unvested restricted stock of Meta Financial previously awarded to her. The aggregate amount described above will be payable in substantially equal consecutive installments over twelve months, less standard withholding and deductions elected by Ms. Thornsberry or required by applicable law. The Thornsberry Severance Agreement also provides that at her election MetaBank will pay the full premium costs for group health care COBRA continuation coverage through the earliest of (i) May 7, 2022, the date she becomes eligible for group health insurance coverage from any other employer, or the date she is no longer eligible to continue such coverage under applicable law. The Thornsberry Agreement also includes a general release and discharge of claims.

Ms. Schneekloth's employment with MetaBank terminated effective January 1, 2021. Pursuant to a Severance and General Release Agreement (the "Schneekloth Severance Agreement"), subject to her compliance with confidentiality and non-disparagement provisions, MetaBank will pay Ms. Schneekloth $387,600, which equals twelve months of her gross weekly base compensation, $290,700 of incentive compensation, $10,000 for outplacement services, and an amount equal to the number of any remaining shares of unvested restricted stock of Meta Financial previously awarded to her. The aggregate amount described above will be payable in one lump sum, less standard withholding and deductions elected by Ms. Schneekloth or required by applicable law. The Schneekloth Severance Agreement also provides that at her election MetaBank will pay the full premium costs for group health care COBRA continuation coverage through the earliest of (i) January 1, 2022, the date she becomes eligible for group health insurance coverage from any other employer, or the date she is no longer eligible to continue such coverage under applicable law. The Schneekloth Agreement also includes a general release and discharge of claims.

After the end of fiscal year 2021, Meta Financial and MetaBank adopted an Executive Severance Pay Policy (the "Severance Policy"). The Severance Policy applies to the CEO, President, Executive Vice Presidents who sit on the Executive Committee, and other select employees identified by the CEO and approved by the Compensation Committee (each, an "Eligible Employee").

The Severance Policy provides that if the termination of an Eligible Employee occurs without Cause (as defined in the Policy), other than in connection with a Change-in-Control (as defined in the Policy), the Eligible Employee will be entitled to: (1) equal consecutive cash payment installments over a period of 12 months (24 months for the CEO) equal to 100% (200% for the CEO) of the Eligible Employee's annual base salary, plus an amount equal to 100% (200% for the CEO) of the Eligible Employee's annual target cash bonus; (2) the continuation of certain medical benefits for one year (two years for the CEO); (3) vesting of the unvested equity awards granted to the Eligible Employee, except if termination is within 6 months of the fiscal year in which a grant was made, in which case such grants shall be forfeited; and (4) payment of up to $10,000 for employee outplacement services.

If the termination of an Eligible Employee occurs without Cause, but in connection with a Change-in-Control , the Eligible Employee will be entitled to: (1) a lump-sum cash payment equal to 100% (200% for the CEO) of the Eligible Employee's annual base salary, plus an amount equal to 100% (200% for the CEO) of the Eligible Employee's annual target cash bonus; (2) the continuation of certain medical benefits for one year (two years for the CEO); (3) full vesting of the unvested equity awards granted to the Eligible Employee; and (4) payment of up to $10,000 for employee outplacement services.

The Severance Policy conditions all payments and benefits upon an Eligible Employee's execution of a release in favor of Meta, which includes non-disparagement covenants, and a non-solicitation obligation for a period of 12 months following the termination of the Eligible Employee's employment.

# CEO Pay Ratio Disclosure

Meta Financial is required to disclose the ratio of the CEO's annual total compensation to the annual total compensation of our median-paid employee.

To identify Meta Financial's median employee, we prepared a list of all individuals employed by Meta Financial on September 11, 2020 (excluding the CEO), whether employed on a full-time, part-time, temporary or seasonal basis. SEC rules permit registrants to use a consistently applied compensation measure ("CACM") to identify the median employee from the employee population. We used base pay, overtime pay, and cash incentive awards, as reflected in Meta Financial's payroll records, as our CACM. Based on the CACM methodology described above, we identified the median employee and then estimated the annual total compensation for this employee,

consistent with the rules used to determine total compensation in the Summary Compensation Table for the named executive officers. Accordingly, annual total compensation for the median employee was $84,231. The CEO's total compensation was $5,040,345, resulting in a ratio of approximately 60:1.

We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules for identifying the median employee and calculating that employee's annual total compensation allow companies to use different methodologies, apply certain exclusions, and make reasonable estimates and assumptions, Meta Financial's pay ratio may not be comparable to pay ratios reported by other companies.

# COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Meta Financial that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into its fiscal year 2021 Annual Report on Form 10-K.


Frederick V. Moore (Chairperson)

Elizabeth G. Hoople                              Ronald D. McCray


# RELATED PERSON TRANSACTIONS

The Audit Committee is responsible for reviewing information pertaining to transactions with related persons required to be disclosed in Meta Financial's periodic reports with the SEC, if any. Meta Financial also has adopted written policies to implement the requirements of Regulation O of the Board of Governors of the Federal Reserve System, which restricts the extension of credit to directors and executive officers and their family members and other related interests. Under these policies, extensions of credit that exceed regulatory thresholds must be approved by the MetaBank's Board. In addition, the Board periodically reviews information concerning such insider loans, deposits and related interests, including with respect to continued compliance with such policies.

MetaBank has followed these policies when granting loans to eligible directors, officers, employees and members of their immediate families to finance their personal residences and for consumer purposes. As of September 30, 2021, all loans or extensions of credit to executive officers and directors were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to MetaBank, and did not involve more than the normal risk of collectability or present other unfavorable features.

Michael R. Kramer, a Director of Meta Financial and MetaBank, is a member of the law firm of Dickinson Wright LLP. This law firm occasionally represents the interests of Meta in legal matters arising from Meta's business. During fiscal year 2021, the fees and expenses paid to Mr. Kramer's law firm were approximately $ 586,000. These fees represent less than 5% of the total fees received by Dickinson Wright LLP during fiscal year 2021. The Board has determined that the relationship between Dickinson Wright LLP and Meta Financial does not prevent Mr. Kramer from being an "independent" director pursuant to rules promulgated by the NASDAQ Stock Market.

## PROPOSAL 3:

# RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee appointed Crowe LLP, an independent registered public accounting firm, as auditors of our financial statements for the fiscal year ending September 30, 2022. The Audit Committee has determined to afford our stockholders the opportunity to express their opinions on the matter of auditors and, accordingly, is submitting to the stockholders at the Annual Meeting a proposal to ratify the appointment

of Crowe LLP. If a majority of the shares present, in person or represented by proxy, and entitled to vote are not voted in favor of the ratification of the appointment of Crowe LLP, the Board will interpret this as an instruction to seek other auditors.

Representatives of Crowe LLP are expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if they desire.

 The Board recommends a vote **FOR** the ratification of the appointment of Crowe LLP as Meta Financial's independent registered public accounting firm for the fiscal year ending September 30, 2022.

## Audit Committee Matters

The following Report of the Audit Committee of the Board shall not be deemed to be soliciting material or to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent Meta Financial specifically incorporates this Report therein, and it shall not otherwise be deemed filed under such Act.

## Audit Committee Report

The Audit Committee has issued the following report with respect to the audited consolidated financial statements of Meta Financial for the fiscal year ended September 30, 2021:

- The Audit Committee has reviewed and discussed with Meta Financial's management Meta Financial's fiscal year 2021 audited consolidated financial statements;

- The Audit Committee has discussed with Crowe LLP, Meta Financial's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- The Audit Committee has received the written disclosures and letter from Crowe LLP required by applicable requirements of the PCAOB regarding Crowe LLP's communications with the Audit Committee concerning independence, and has discussed with Crowe LLP the independence of Crowe LLP; and

- Based on the review and discussions referred to in the three items above, the Audit Committee recommended to the Board that the fiscal year 2021 audited consolidated financial statements be included in Meta Financial's Annual Report on Form 10-K for the fiscal year ended September 30, 2021 for filing with the SEC.

Submitted by the Meta Financial Group, Inc. Audit Committee:

Kendall E. Stork (Chairperson)

Becky S. Shulman                                        Lizabeth H. Zlatkus

# Independent Registered Public Accounting Firm Fees

The following table presents fees billed by Crowe LLP for the audit of Meta Financial's annual financial statements and internal control over financial reporting for the fiscal years ended September 30, 2020, and September 30, 2021, and fees billed for other services rendered by Crowe LLP during those fiscal years.

| Fiscal Year | Audit Fees | Audit-Related Fees | Tax Fees | All Other Fees | Total |
|---|---|---|---|---|---|
| 2021 | $ 1,263,461 | $ 147,847 | $ 305,163 | $ — | $ 1,716,471 |
| 2020 | $ 1,311,817 | $ 111,613 | $ 293,522 | $ — | $ 1,716,952 |

**Audit fees** consist of fees for the audit of Meta Financial's annual financial statements and internal control over financial reporting, review of financial statements included in Meta Financial's Quarterly Reports on Form 10-Q, and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

**Audit-related fees** consist of fees for audits of financial statements of the employee benefit plans maintained by Meta Financial, fees related to Meta Financial's registration statements, and fees for professional services rendered for Statement on Standards for Attestation Engagements No. 16 ("SSAE 16").

**Tax fees** consist of fees for tax consultation and tax compliance services for Meta Financial and the employee benefit plan maintained by Meta Financial, as well as fees for research and development tax credit studies.

Meta Financial's Audit Committee has considered and concluded that the provision of all non-auditing services (and the aggregate fees billed for such services) in the fiscal year ended September 30, 2021, by Crowe LLP is compatible with maintaining the independence of the independent registered public accounting firm.

## Pre-Approval Policy

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. The non-audit services include audit-related, tax, and SSAE 16 services. The Audit Committee's policy is to pre-approve all services and fees for up to one year, including appropriate detail with regard to each particular service and its related fees. In addition, the Audit Committee can be convened on a case-by-case basis to approve any services not anticipated or services whose costs exceed the pre-approved amounts.

During the last two fiscal years ended September 30, 2021, 100% of the audit and permissible non-audit services were pre-approved by the Audit Committee.

# INFORMATION ABOUT THE ANNUAL MEETING

## How Can I Attend and Ask Questions at the Annual Meeting?

The Annual Meeting will be held virtually via the Internet for the safety of our directors, employees and stockholders in light of the COVID-19 pandemic. We are excited to embrace the latest technology for this year's meeting.

Stockholders as of the record date may attend, vote and submit questions virtually at our Annual Meeting by logging in at www.virtualshareholdermeeting.com/CASH2022. To log in, stockholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or Notice.

Stockholders as of the record date who attend and participate in our virtual Annual Meeting at www.virtualshareholdermeeting.com/CASH2022 will have an opportunity to submit questions live via the Internet during a designated portion of the meeting. Stockholders must have available their control number provided on their proxy card, voting instruction form or Notice.

If you are not a stockholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to vote or submit questions.

If you experience any technical difficulties accessing the Annual Meeting or during the meeting, please call the toll-free number that will be available on our virtual stockholder login site (at www.virtualshareholdermeeting.com/CASH2022) for assistance. We will have technicians ready to assist you with any technical difficulties you may have beginning 15 minutes prior to the start of the Annual Meeting, at 8:45 a.m., Central Standard Time, on February 22, 2022.

## Who Can Vote?

### Voting Rights of Stockholders

Only stockholders of record of Meta Financial Common Stock as of the close of business on December 30, 2021, the Record Date, are entitled to notice of, and to vote at, the Annual Meeting. You are entitled to one vote for each share of Meta Financial Common Stock that you own. On the Record Date, a total of 30,110,073 shares of Meta Financial Common Stock were outstanding and entitled to vote at the Annual Meeting.

### Employee Plan Shares

Until it was terminated earlier this year, we maintained the Meta Financial Employee Stock Ownership Plan (the "Employee Plan"). All balances have not yet been distributed under the Employee Plan. As of the Record Date, the Employee Plan

holds approximately 1.18% of the Meta Financial Common Stock outstanding. Final distributions are being made so this percentage may change after the Record Date. Participants in the Employee Plan are entitled to instruct the plan's trustee as to how to vote the shares of Meta Financial Common Stock allocated to their individual Employee Plan accounts. If an Employee Plan participant properly executes the voting instruction card distributed by the trustee, the trustee will vote such participant's shares in accordance with the participant's instructions. If properly executed voting instruction cards are returned to the Employee Plan trustee with no specific instruction as to how to vote at the Annual Meeting, or if an Employee Plan participant fails to give the trustee timely or properly executed voting instructions, the trustee may vote such shares in its discretion. The Employee Plan trustee will vote the shares of Meta Financial Common Stock held in the Employee Plan but not allocated to any participant's account in the manner directed by the majority of the participants who direct the trustee as to the manner of voting their allocated shares. As of the Record Date, all of the shares of Meta Financial Common Stock held in the Employee Plan were allocated.

### Shares Held by a Broker

If your shares of Meta Financial Common Stock are held through a bank, brokerage firm, trust, or other nominee (a "broker"), you are considered the beneficial owner of those shares and your shares are considered held in "street name." If you are the beneficial owner of shares of Meta Financial Common Stock held in street name, your broker, as the record holder of the shares, will send you a request for directions for voting those shares and will vote such shares in accordance with your instructions. Many brokers (but not all) participate in a program that offers Internet voting options and may provide you with a separate "Notice of Internet Availability of Proxy Materials" ("Notice"). Follow the instructions on that Notice to access our proxy materials online or to request a paper or email copy of our proxy materials. If you received these proxy materials in paper form, the materials should include a voting instruction card so you can instruct your broker how to vote your shares of Meta Financial Common Stock.

### Broker Non-Votes

Under New York Stock Exchange rules, brokers that hold shares in street name for their customers have discretionary authority to vote such shares without instructions from beneficial owners only on matters the rules deem "routine." On non-routine matters, brokers are not permitted to vote shares without instructions from beneficial owners. A "broker non vote" occurs when a broker does not vote shares on a particular matter because it has not received voting instructions with respect to those shares. Your broker will not be able to vote your shares of Meta Financial Common Stock with respect to Proposal 1 or Proposal 2 without your instructions. Brokers will have discretionary authority to vote on Proposal 3.

## Vote Required

### Quorum Requirement

We must have a quorum to conduct business at the Annual Meeting. The quorum requirement will be met if the holders of one-third of the outstanding shares of Meta Financial Common Stock entitled to vote on the Record Date are present at the meeting, either in person or by proxy. Broker non-votes and abstentions will be counted as present for purposes of determining whether there is a quorum. Virtual attendance at the Annual Meeting constitutes presence "in person" for purposes of quorum at the meeting.

## Votes Required to Approve Each Proposal

### Proposal 1: Election of Directors

Directors are elected by a plurality of the votes cast, in person or by proxy. This means that the three director nominees with the most affirmative votes will be elected. Broker non-votes and shares of Meta Financial Common Stock that are represented by a proxy that is marked "vote withheld" for the election of one or more director nominees will have no effect on the vote for the election of directors. If a director nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld the authority to do so. As of the date of this proxy statement, we are not aware of any reason that a director nominee would be unable to or would decline to stand for election.

### Proposal 2: Say-on-Pay

The affirmative vote of a majority of the votes cast is required to approve, on a non-binding advisory basis, the compensation paid to our named executive officers, or our "Say-on-Pay" vote. While this advisory resolution is not binding on Meta Financial, the Board, including the Compensation Committee, will consider the results of the "Say-on-Pay" vote, the opinions of our stockholders, and other relevant factors in making future decisions regarding Meta Financial's executive compensation program. Broker non-votes and abstentions will have no effect on this advisory vote.

### Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The affirmative vote of a majority of the votes cast is required to ratify the appointment of Crowe LLP as our independent registered public accounting firm for our financial statements for the year ending September 30, 2022. Abstentions will have no effect on this proposal.

The Board unanimously recommends that you vote "FOR" each of the director nominees, "FOR" the non-binding advisory vote to approve the compensation paid to our named executive officers, and "FOR" the ratification of the appointment of Crowe LLP as our independent registered public accounting firm.

## Proxies

### Voting of Proxies

You may vote in person at the Annual Meeting or by proxy. Your vote is very important to us, and we hope that you will attend the Annual Meeting. However, to ensure that you are represented at the Annual Meeting, we recommend that you vote now by proxy even if you plan to attend the Annual Meeting. You may change your vote by attending and voting at the Annual Meeting or by submitting another proxy with a later date. See "-Revocability of Proxies" below.

There are several convenient ways to submit your vote.

VOTE BY TELEPHONE OR INTERNET – If you are a stockholder of record, you can vote by touchtone telephone from the U.S. using the toll-free telephone number on your proxy card, or over the Internet using the procedures and instructions described on your proxy card. If you are a beneficial owner, you may vote by telephone or Internet if your broker makes those methods available, in which case your broker will enclose appropriate instructions with your proxy materials. The telephone and Internet voting procedures are designed to authenticate your identities, to allow you to vote your shares of Meta Financial Common Stock, and to confirm that your instructions have been recorded properly.

IN PERSON/LIVE – The annual meeting will be entirely virtual. If you are a stockholder of record and wish to vote in person at the Annual Meeting, you may do so by virtually attending the Annual Meeting and casting your vote "live" using your control number provided on your proxy card, voting instruction form or Notice. If your shares of Meta Financial Common Stock are held in street name and you wish to vote live, you must use the control number found on your voter instruction form. This is the only method of voting during the Annual Meeting.

BY WRITTEN PROXY – If you are a stockholder of record and you requested written proxy materials, you can vote by written proxy card. If you are a beneficial holder and you requested printed proxy materials, you will receive a written proxy card and a voting instruction form from your broker.

Shares of Meta Financial Common Stock represented by properly executed proxies will be voted by the individuals named in such proxy in accordance with the stockholder's instructions. If stockholders of record return properly executed proxies to Meta Financial with no specific instruction as to how to vote at the Annual Meeting, the individuals named in the proxy will vote the shares represented by those proxies "FOR" the election of each of the director nominees, "FOR" the non-binding advisory vote to approve the compensation paid to our Named Executive Officers, and "FOR" the ratification of the appointment of Crowe LLP as our the independent auditors. If beneficial holders return properly executed proxies to their brokers with no specific instruction as to how to vote at the Annual Meeting, the broker will only be permitted to vote with respect to the ratification of the appointment of Crowe LLP as our independent registered public accounting firm.

The individuals named in the proxy will have the discretion to vote on any other business properly presented for consideration at the Annual Meeting in accordance with their best judgment. We are not aware of any other matters to be presented at the Annual Meeting other than those described in the Notice of Annual Meeting of Stockholders accompanying this document.

## Assistance with Voting

If you have any questions or need assistance in voting your shares of Meta Financial Common Stock, please call our proxy solicitor, Regan & Associates, Inc., toll-free at (800) 737-3426.

## Revocability of Proxies

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date by following the instructions provided in the Notice or the proxy card (which must be received before the start of the Annual Meeting);
  - notifying the Corporate Secretary of Meta Financial in writing, at Meta Financial Group, Inc., 5501 South Broadband Lane, Sioux Falls, South Dakota, 57108, before the Annual Meeting that you have revoked your proxy (which must be received by the close of business on February 22, 2022); or
  - voting in person at the Annual Meeting. Attendance at the Annual Meeting will not by itself revoke a proxy.

## Electronic Delivery of Proxy Materials

As permitted by SEC rules, we have elected to furnish proxy materials, including this proxy statement and our Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Accordingly, most stockholders will not receive printed copies of our proxy materials unless they request them. Instead, the Notice, which was mailed to all of our stockholders, will explain how you may access and review all of the proxy materials electronically. The Notice also explains how you may submit your proxy, including by telephone or over the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

You may have received more than one Notice or, if you request paper copies of the proxy materials, you may receive more than one proxy card. This means you hold your shares of Meta Financial Common Stock in more than one account. For example, you may hold some of your shares individually, some jointly with your spouse, and some in trust for your children. The shares in each account must be voted separately.

## Administrative Matters

### Counting of Votes

Broadridge Financial Solutions, Inc. will serve as the official proxy tabulator. Glen W. Herrick, Meta Financial's Executive Vice President and CFO, will act as the inspector of election and will count the votes at the Annual Meeting.

### Proxy Solicitation Costs

We will pay our own costs of soliciting proxies. If you choose to access the proxy materials or vote electronically, you are responsible for any internet access charges you may incur. We have engaged Regan & Associates, Inc., a proxy solicitor, to assist in the solicitation of proxies. We estimate that the fee for such services will be approximately $10,500. In addition, Meta Financial's directors, officers, and employees may solicit proxies personally, electronically, or by telephone, but they will not receive any additional compensation for those duties. We will reimburse brokers for their expenses in sending these materials to you and obtaining your voting instructions.

# STOCKHOLDER PROPOSALS FOR THE FISCAL YEAR 2023 ANNUAL MEETING

Stockholder proposals to be presented at Meta Financial's 2023 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than September 15, 2022, to be eligible for inclusion in Meta Financial's 2022 proxy statement and form of proxy. Any such proposal will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, and as with any stockholder proposal (regardless of whether such proposal is included in Meta Financial's proxy materials), the requirements of Meta Financial's Certificate of Incorporation and By-laws and Delaware law.

To be considered for presentation at the Fiscal Year 2023 Annual Meeting, but not for inclusion in Meta Financial's proxy statement and form of proxy for that meeting, proposals must be received by Meta Financial between October 26, 2022 and November 25, 2022. However, if the date of the 2023 Annual Meeting is advanced by more than 20 days prior to, or delayed by more than 50 days after, February 22, 2023, or, if the forthcoming 2022 Annual Meeting does not take place, notice by the stockholder, to be timely, must be delivered not later than the close of business on the later of the 90th day prior to the 2023 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Pursuant to Meta Financial's By-laws, stockholders may nominate one or more individuals for election to the Board at a meeting of stockholders at which directors are to be elected by delivering timely notice in writing to our Corporate Secretary at Meta Financial's principal executive offices between October 26, 2022 and November 25, 2022. However, if the date of the annual meeting is advanced by more than 20 days prior to, or delayed by more than 50 days after, February 22, 2023, or, if the forthcoming 2022 annual meeting does not take place, notice by the stockholder, to be timely, must be delivered not later than the close of business on the later of the 90th day prior to the 2023 annual meeting or the 10th day following the day on which such public announcement of the date of such meeting is first made.

# ANNUAL REPORT ON FORM 10-K

A copy of our fiscal year 2021 Annual Report on Form 10-K is being made available concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Our Annual Report on Form 10-K is not incorporated into this proxy statement and shall not be deemed to be solicitation material. Meta Financial hereby undertakes to provide to any recipient of this proxy statement, upon request, a copy of any of the exhibits to our fiscal year 2021 Annual Report on Form 10-K. Requests for such copies should be directed in writing to Investor Relations, Meta Financial Group, Inc., 5501 South Broadband Lane, Sioux Falls, South Dakota 57108.

# OTHER MATTERS

The Board is not aware of any business to come before the Annual Meeting other than those matters described above in this proxy statement. However, if any other matter should properly come before the Annual Meeting or any adjournment or postponement thereof, it is intended that holders of the proxies will vote in accordance with their judgment.



**METAFINANCIALGROUP.COM**

5501 SOUTH BROADBAND LANE
SIOUX FALLS, SD 57108